Form 20-F
period 2004-07-31
TERRA NOVA GOLD CORP
filed 2005-01-31
CIK 1178088

UNITED STATES SECUITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Year Ended July 31, 2004

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For transition period from ____ to ______

Commission File Number: 0-49953

TERRA NOVA GOLD CORP.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of Incorporation or Organization)

3rd Floor, 157 Alexander Street, Vancouver, British Columbia V6A 1B8
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of July 31, 2004: 23,508,050 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: No: ___

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 X Item 18 ___

(APPLICABLE ONLY TO ISSERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court.                                Yes: No: ___

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of Terra Nova Gold Corp. (the "Company").

In this document, all references to "SEC" are reference to the United States Securities and Exchange Commission. References to"$", "Cdn Dollars", or “$”, "Cdn Dollars”, or “Cdn$” are to the currency of Canada and all references to "US Dollars" or "US$" are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollars amounts into US Dollars at specified rates.

Measurement Conversion Information

In this Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,204 pounds	= 1 tonne
1 yard	= 0.9144 metre	2,000 pounds/1 short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy once	= 31.103 grams
1 U.S. gallon	= 3.785 litres	1 imperial gallon	= 4.546 litres

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this Report.

“Abitibi” or
“Abitibi-Price”             means Abitibi Inc., the Canadian forestry company;

“AEM conductor”    means airborne electro-magnetic conductor, an area of high electrical conductivity as surveyed by geophysical instruments carried aboard an aircraft;

“Amphibolite”           a type of metamorphic rock;

“AND Co.”                 means the Anglo-Newfoundland Development Corporation;

“Andesite”                 a type of igneous rock intermediate between felsic and mafic;

“Anomaly”                 a deviation from the typical geological pattern;

“Arsenopyrite”          a type of arsenic and iron sulphide mineral;

“Asarco”                     means Asarco Inc., the American-based mineral processing company which co-owned the Buchans Mine from 1926 to
                                      1976;

“ Au ”                          abbreviation for gold;

“ Auriferous float”    glacial derived boulders containing concentrations of gold;

“Basalt”                      a type of mafic igneous rock;

“Batholith”                 a large intrusive mass of igneous rock;

“Biotite”                      a type of mica;

"BQ"                            diamond drill core with a diametre 1 7/16 inches (36.5 millimetres);

“Breccia”                    a type of igneous sedimentary or metamorphic rock made up of fragments;

“Chalcocite”              a type of copper sulphide;

“Chalcopyrite”          means a mineral containing copper, iron, and sulphur and is an ore mineral of copper;

“Chlorite”                  a common rock forming mineral;

“Conglomerate”        a type of sedimentary rock;

“Diabase”                 a type of mafic igneous rock;

“Diorite”                    a type of igneous rock;

“Disseminated”
or “dissemination”   is a descriptive term referring to mineral grains, which are scattered evenly throughout a rock;

“EM”                          means electromagnetic and generally refers to a class of geophysical survey useful in concentrations of sulphides;

“Feldspar”                 a common rock forming mineral;

“Felsic rock”   a type of igneous or metamorphic rock made up of iron rich and silica rich minerals;

“Felsite”                     general term for felsic rocks;

“Gabbro”                    a type of mafic igneous rock;

“Galena”                      means a mineral containing lead and sulphur and is an ore mineral of lead;

“Garnet”                      a type of metamorphic mineral rock;

“Gneiss”                     a term applied to banded rocks formed during metamorphism;

“Geological Time”    the part of the earths history that is recorded in the succession of rocks;

“Granite”                    a type of igneous rock;

“Granodiorite”            a type of felsic igneous rock;

“Greenschist facies” means the alteration of rock through a particular series of temperature, pressure, and composition changes to products typical of low-grade regional metamorphism;

“Hematite”                  a type of iron oxide;

“HL EM”                     a type of EM survey using a horizontal loop;

“Hornblende”   a common rock forming mineral;

“Igneous rock”          a rock formed by the crystallization of molten rock or magma;

“Indicated Mineral
Resource”                  means ore for which there are quantitative estimates of tonnage and grade made partly from inference and partly from specific sampling;

“IP”                            a type of geophysical survey known as induced polarization;

“Isoclinal fold”        a fold with parallel limbs;

“Kyanite”                 a type of metamorphic mineral;

“Limonite”                a type of iron oxide;

“Mafic rock”             a type of igneous rock made up of magnesium rich and iron rich minerals;

“Magmatic rock”      a rock formed by the crystallization of molten rock or magma;

“Magnetic survey”  means a class of geophysical survey, which determines the magnetic properties of a rock;

“Malachite”               a copper mineral;

“Massive sulphide”  means a rock comprised entirely of sulphide minerals;

“Measured Mineral
Resource”                   means ore that has been exposed on three sides and for which tonnage and quality estimates have been made;

“Metallurgy”              means the science and art of extraction of metals from their ores and preparing them for use;

“Metamorphic rock”  a rock produced by series of temperature, pressure and composition changes referred to as metamorphism;

“Mineralization”        means the process by which minerals are introduced and concentrated within a host rock, and the product of this process;

“Molybdenite”          an ore mineral of Molybdenum;

“Muscovite”              a type of mica;

“Mylonites”               a rock type formed by intense faulting;

“Net profits
interest royalty
or NPI”                      means a percentage of the dollar proceeds from the sale of minerals, after all costs relating to the production, manufacture and sale of the minerals are deducted;

“Net smelter return
royalty or NSR”      means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed;

"NQ"                        diamond drill core with a diametre of 2 7/8 inches (47.6 millimetres;)

“Orebody”              a natural aggregate of one or more minerals which, at a specific time and place, may be mined and sold at a profit, or from which some part can be profitably separated;

“Pelitic”                   refers to the fine grain nature various of sedimentary and metamorphic rocks;

“Phyllic”                 a type of alteration made up predominatly of quartz and sericite;

“Porphyry”             a type of felsic igneous rock;

“Pyrrhotite”            a type of iron sulphide;

“Pyrite”                    a common iron sulphide mineral;

“Quartz”                   a common rock forming mineral;

“Rhyolite”                 a type of volcanic rock;

“Sedimentary Rock”   rock formed from material derived from pre-existing rock through mechanical means;

“Sericite”                   a common rock forming mineral;

“Schist”                     a type of metamorphic rock;

“Sillimanite”              a type of metamorphic mineral;

“Sphalerite”               means a mineral containing zinc and sulphur and is an ore mineral of zinc;

“Stockwork”              means a three-dimensional network of veinlets;

“Sulphide”                 a type of mineral made up of sulphur and one or more metallic elements;

“Total field magnetics”    means the magnetic responses of the rock, as collected from a “magnetic survey”

“ Turbidite”               a type of sedimentary rock;

“Tuff”                         a type of volcanic rock;

“Ultramafic”               a type of igneous rock;

"UTM"                       Universal Trans Mercator system Nad 83

“VLF EM”                   a type of EM survey using very low frequency;

“Volcanic rock”           a type of igneous rock produced by volcanoes;

“Volcanogenic
massive sulphide”
or “VMS”                     means the accumulation of metals precipitated on the ocean floor associated with ocean-floor volcanism and which are enriched in iron and other metals;

“Volcaniclastic”          means a sediment containing material of volcanic origin;

“Vugs”                         open spaces in rocks; and

“Zircon”                       a type of mineral found in igneous rock commonly used for age dating;

PART I

Item 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

Information called for in Item 1 is not required in an Annual Report.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Information called for in Item 2 is not required in an Annual Report.

Item 3. KEY INFORMATION

A. Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means the nominal noon exchange rate in Canadian dollars as published by the Bank of Canada. The average rate means the average of the exchange rates on the last date of each month during a calendar year.

	2004	2003	2002	2001	2000

High	$1.3968	$1.5747	$1.6132	$1.6021	$1.5593
Low	1.1774	1.2924	1.5110	1.4936	1.4344
Average for Period	1.3015	1.3914	1.5710	1.5513	1.4868
End of Period	1.2036	1.2924	1.5796	1.5926	1.5002

The exchange rate on July 31, 2004 was 1.3292.

The exchange rate on December 31, 2004 was 1.2036.

The high and low exchange rates for the most recent six months are as follows:

	December 2004	November 2004	October 2004	September 2004	August 2004	July 2004
High	1.2413	1.2270	1.2725	1.3068	1.3326	1.3348
Low	1.1858	1.1774	1.2197	1.2639	1.2963	1.3079

The following table sets forth, for the periods indicated, selected financial and operating data for the Company. The financial data is derived from the Company’s Financial Statements and Notes thereto included in item 17. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To the best of management’s knowledge, the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The 2004 year end Financial Statements of the Company have been audited by Morgan & Company, independent chartered accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the Financial Statements of the Company.

Years ended July 31,

	2004	2003	2002	2001	2000

Amounts in Accordance with
Canadian GAAP:
Total assets	$ 2,557,788	$ 210,974	$ 364,529	$ 104,792	$ 196,053
Net working capital (deficiency)	$ 2,230,498	$ (9,774)	$ 331,512	$ 97,833	$ 176,831
Share capital	$ 14,874,442	$ 11,794,888	$ 11,337,138	$ 10,947,238	$ 10,947,238
Shareholders' equity	$ 2,519,541	$ 135,625	$ 343,709	$ 102,029	$ 192,076
Loss	$ (968,916)	$ (665,834)	$ (148,220)	$ (90,047)	$ (689,155)
Loss per share	$ (0.05)	$ (0.09)	$ (0.04)	$ (0.02)	$ (0.18)
Weighted average number of
common shares	19,228,797	7,792,644	3,933,978	3,895,376	3,874,676

Amounts in Accordance with
U.S. GAAP:
Total assets	$ 2,287,706	$ 73,434	$ 376,739	$ 109,792	$ 186,053
Net working capital (deficiency)	$ 2,230,498	$ (9,774)	$ 352,562	$ 102,833	$ 176,831
Share capital	$ 14,907,820	$ 11,828,266	$ 11,337,138	$ 10,947,238	$ 10,947,238
Shareholders' equity (deficiency)	$ 2,249,459	$ (1,915)	$ 334,869	$ 102,029	$ 182,076
Loss	$ (1,101,458)	$ (827,912)	$ (136,010)	$ (75,047)	$ (85,774)
Loss per share	$ (0.06)	$ (0.11)	$ (0.04)	$ (0.02)	$ (0.02)
Weighted average number of
common shares	19,228,797	7,792,644	3,933,978	3,895,376	3,874,676

B. Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)   The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2)   The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

The Company has no significant source of operating cash flow. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

  ability to locate a profitable mineral property;
  ability to generate revenues; and
  ability to reduce exploration and development costs.

Based upon current plans the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the exploration of the Company’s properties. Failure to generate revenues could cause the Company to go out of business.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

The Company does not have any contractual restrictions on the Company's ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company's operations. The Company does not plan on entering into any debt obligations in the next twelve months.

(3)   The Company will need to raise additional financing to retain its mineral properties, or participate in additional mineral exploration programs.

If the Company wishes to retain its mineral properties, or participate in additional mineral exploration programs, it would need to raise additional financing. Failure to generate additional funds could result in the Company going out of business.

(4)   The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. Failure to generate revenues or raise capital could cause the Company to cease operations..

(5)   The Company has a history of Operating Losses.

The Company sustained operating losses for each of the fiscal years ended July 31, 2004, 2003, 2002, 2001 and 2000 of $968,916, $665,834 $148,220, $90,047and $689,155 respectively.

(6)   As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S courts based on civil liability provisions of the U.S federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless it may be difficult for United States Shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S federal securities laws against the Company and any of the Company’s non U.S resident executive officers or directors.

(7)   Mineral Exploration .

The following risk factors relate to the mining industry generally:

?   The mineral properties of the Company are in the exploration stage only and consequently exploration of the Company's mineral properties may not result in any discoveries of commercial bodies of ore.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only and are without known bodies of commercial ore. Development of one or more of the Company’s mineral properties would follow only if favorable exploration results are obtained. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. If the Company’s efforts do not result in any discovery of commercial ore the Company will be forced to look for other exploration projects or cease operations.

?   Substantial expenditures are required to be made by the company to establish ore reserves.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, minerals may not be discovered in sufficient quantities or grades to justify commercial operation or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

?   The Company does not presently have insurance covering any of its mineral properties and as a consequence could incur significant costs.

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to unusual or unexpected formations, cave-ins, equipment breakdown, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance covering the South Quinn Lake Property, the Cape Ray Property or the San Diego Property and does not presently intend to obtain liability insurance. As a result of not having insurance the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date the Company has not experienced any material losses due to hazards arising from its operations.

(8)   The properties of the Company are considered to be in the exploration stages only and do not contain known bodies of commercial ore.

The properties of the Company are considered to be in the exploration stages only and do not contain known bodies of commercial ore.

(9)   The Company's title for any property in which it has a material interest may be challenged or impugned.

While the Company has conducted title searches in the title directory of the Minister of Mines of the Province of Newfoundland on the web site: http://gis.geosurv.gov.nf.ca/mrights/ and is satisfied with the title for the Cape Ray and South Quinn properties and, to the best of its knowledge, such title is in good standing, there is a possibility that title to such claims may be challenged or impugned. The Company has not conducted any title searches in Mexico for the San Diego property and is relying solely on representations made by Noranda Exploration Mexico, S.A. de C.V. To the best of the Company’s knowledge, title to the San Diego Property is in good standing, however, there is a possibility that such claims may be challenged or impugned.

(10)   Numerous factors beyond the control of the Company effect the marketability of any minerals discovered.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(11)   The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company's executives or Board of Directors could have a material adverse effect on the Company's business.

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s Board of Directors. The loss of the services of any of the Company’s Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of the members of the board of directors.

(12)   The Company has not declared any dividends since its inception in 1980, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.

The Company has not declared any dividends since its inception in 1980 and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(13)   The possible issuance of additional shares may impact the value of the Company stock.

The Company is authorized to issue up to 100,000,000 shares of common stock. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. Additional issuance of shares by the Company will cause the current shareholders to suffer dilution.

(14)   The Company's expectations reflected in forward looking statements may prove to be incorrect.

This Form 20-F includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this annual report, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such expectations may prove to be incorrect.

(15)   Certain of the Company's directors are also directors and/or officers of others companies that are engaged in the business of mineral resources exploration and accordingly conflicts of interest may arise.

Messrs. Keats, Sparkes, Sadler and Patterson, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange (the ‘Exchange’), and which engage in mineral resource exploration and development activities. See “Item 6(a) – Directors and Senior Management”. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

(16)   A significant percentage of the Company's common shares are owned by Ocean Resources Capital Holdings Plc.

As of November 30, 2004, Ocean Resources Capital Holdings Plc. owned 10,825,966 (54.01%) of the Company's issued and outstanding shares of common stock, and will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(17)   The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and future share issuance. There is a limited market for the Company’s common stock in the US.

The Company's common stock is not quoted for trading in the United States.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)    such sale or purchase is exempt from Rule 15g-9;

(b)    prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)    the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000 US, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000 US, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 US for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 US or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

(18)   The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities.

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, the Company’s ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated by registration of its Memorandum and Articles under the Company Act (British Columbia) on May 30, 1980 under the name “Lindex Explorations Ltd.”. Effective November 15, 1984, the Company consolidated its share capital on a five old for one new basis. On February 14, 1986, the Company changed its name from “Lindex Explorations Ltd.” to “Lectus Developments Ltd.”. On May 15, 1991, the Company consolidated its shares on a five old for one new basis and changed its name to “Swannell Minerals Corp.”. On April 1, 1997, the Company consolidated its shares on a ten old for one new basis and changed its name to “Globenet Resources Inc.”. On January 28, 2003 the Company changed its name from Globenet Resources Inc. to Terra Nova Gold Corp.

The Company changed its name each time it consolidated its share capital. The policies of the TSX Venture Exchange and its predecessors require companies whose shares are listed on the TSX Venture Exchange to change their name whenever they consolidate their share capital. The Company recently changed its name to Terra Nova Gold Corp to better reflect the Company’s exploration activities.

In July 2002, the Company acquired all of the outstanding shares of Woodridge Capital Corp. (‘Woodridge’), a reporting company, in order to continue Woodridge’s reporting status to the Company.  It was contemplated that the Company would issue 150,000 shares of common stock of the Company as consideration for the acquisition.  As a result of the Company being unable to prepare financial statements in a timely manner the Company did not assume Woodridge’s reporting status and accordingly the 150,000 shares of common stock of the Company were not issued.

The head office of the Company is located at 3rd Floor, 157 Alexander Street, Vancouver, British Columbia, V6A 1B8. The Company’s telephone number is (604) 684-0561. The registered office of the Company is located at 700 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6. The Company’s common stock has been listed for trading on the TSX Venture Exchange for over 10 years. Effective May 25, 2003, the Company's common shares were listed for trading on the Frankfurt Stock Exchange. See “Item 9(A) – Listing Details and Markets”.

Over the past 5 years ended July 31, 2004, the Company has spent $611,761 on the acquisition and exploration on its various mineral properties. The Company will continue making expenditures on its mineral properties in fiscal 2005. See “Item 4(D) – Property, Plant and Equipment”.

B. Business Overview

The Company is currently engaged in the acquisition and exploration of natural resource properties, and currently holds two mineral properties, located in the Province of Newfoundland and Labrador, Canada and one mineral property located in Michoacan State, Mexico. All of the mineral properties in which the Company has an interest are currently in the exploration stage without any known reserves. The Company’s primary objective is to explore its existing mineral properties. Its secondary objective is to locate, evaluate and acquire other mineral properties and to finance their exploration either through equity financing, by way of joint venture, option agreements or through a combination of both.

On May 24, 2002, the Company announced the acquisition of an option to acquire a 100% interest in the South Quinn Lake Property, located in the central part of Newfoundland; and on August 20, 2002, the Company announced the acquisition of an option to acquire a 100% interest in the Cape Ray Property, located in southwest Newfoundland. On May 19, 2004 the Company announced the acquisition of an option to acquire a 50% interest in the San Diego Property, located in Michoacan State, Mexico.

The Company has carried out one exploration program on the South Quinn Property. On May 12, 2003, the Company announced that it had entered into an option and joint venture agreement with Bayswater Ventures Corp. ("Bayswater") whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company's interest in the South Quinn Lake Property. Bayswater has carried out one exploration program on the South Quinn Property. The Company has carried out four exploration programs on the Cape Ray Property. The first program on the San Diego Property is currently being carried out. See "Item 4.D - Property, plant & equipment".

The Company is in the exploration stage on its mineral properties and therefore has no regular cash flow. The Company is, therefore, dependent on generating income from mining operations or raising funds by the issuance of shares in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the medium and long-term. Due to the general uncertainties of the financial and mining market the Company cannot guarantee that it will be successful in raising the required financing. See “Item 3(B) – Risk Factors.”

Environment

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. To the best of management’s knowledge, the Company is currently in compliance in all material respects with such environmental regulations applicable to its exploration activities. The costs associated with environmental compliance are considered to be normal operating costs necessary to maintain operations on an ongoing basis. The Company is not aware of any material environmental matters requiring significant capital outlays in the immediate future.

None of the Company’s properties has any outstanding material reclamation or environmental concerns.

Environmental legislation in all of the jurisdictions in which the Company operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely affect the Company’s operations and profitability. In addition, environmental hazards may exist on the Company properties which are unknown to the Company at present, which have been caused by previous or existing owners of operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The occurrence of any of these hazards or conditions could have a material adverse effect on the Company’s operations and profitability.

C. Organizational Structure

On July 19, 2002, GlobeNet Resources (Delaware) Corp. was incorporated in the state of Delaware as a wholly-owned subsidiary of the Company (“Subco”). Effective on July 26, 2002, the Company acquired all of the outstanding shares of Woodridge Capital Corp. (“Woodridge”), a Delaware corporation, from the shareholders thereof in an exchange for an aggregate of 150,000 shares of common stock of the Company (the “Acquisition”). Immediately following the Acquisition, Subco merged with Woodridge.

Woodridge was organized under the laws of the State of Delaware on October 18, 2000. Woodridge filed with the SEC a Form 10SB12G on December 22, 2000 and became a “reporting issuer” under the 1934 Act on February 20, 2001. The purpose of the transaction was to continue Woodridge’s reporting issuer status to the Company but Woodridge’s reporting issuer status was never transferred to the Company

Prior to the Acquisition, both Subco and Woodridge had limited finances and no material assets or liabilities and the Acquisition had no material effect on the financial statements of the Company.

In October 2002, the terms of the acquisition agreement between the Company and Woodridge were amended whereby the Company was no longer required to issue the 150,000 shares of common stock of the Company to the shareholders of Woodridge because Woodridge’s reporting issuer status was not transferred to the Company.

On March 27, 2003, the Company dissolved its wholly owned subsidiary, Globenet Resources (Delaware) Corp. From the time of the subsidiary’s incorporation, to the date of dissolution, there was no active business carried out through the subsidiary and the subsidiary had no assets or liabilities. The dissolution of Globenet Resources (Delaware) Corp. resulted in no gain or loss.

D. Property, plant and equipment

The Company has executive offices at 3rd Floor, 157 Alexander Street, Vancouver, BC, V6A 1B8.

Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent for its executive offices and $500 per month for operating costs. David Patterson, CEO and director of the Company is also a director of ViewNorth Properties Ltd.

The Company has an option to acquire a 100% interest in the South Quinn Lake Property located in Newfoundland, Canada. The Company has a separate option to acquire a 100% interest in the Cape Ray Property located in Newfoundland, Canada. The Company also has an option to acquire a 50% interest in the San Diego Property located in Michoacan State, Mexico.

Property Ownership

South Quinn Lake Property

Under an agreement dated May 24, 2002 with South Coast Ventures Inc. ("South Coast") of St. John's, Newfoundland, the Company was granted an option (the "South Quinn Option") to acquire a 100% interest in the South Quinn Lake Property (the “Quinn Property”). In order to exercise the South Quinn Option, the Company must pay South Coast cash consideration of $75,000 and issue to South Coast a total of 300,000 of the Company's common shares in staged payments: (i) $5,000 and 20,000 common shares on TSX Venture Exchange acceptance (paid and issued); (ii) $5,000 and 30,000 common shares on or before November 23, 2002 (paid and issued); (iii) $15,000 and 75,000 common shares on or before May 23, 2003 (paid and issued); $20,000 and 75,000 common shares on or before May 23, 2004; and (iv) $30,000 and 100,000 common shares on or before May 23, 2005. The Company must expend $400,000 in cumulative exploration expenditures on the Quinn Property by May 23, 2005 in order to maintain the option. The South Quinn Option will expire immediately upon the Company failing to make any of the payments under items i-iv above, or upon the Company failing to incur $400,000 in exploration expenditures by May 23, 2005. Upon the Company making the required payments and incurring the $400,000 of exploration expenditure within the required time periods the Company will have automatically earned 100% of the Quinn Property. South Coast will retain a 2.5% NSR from the proceeds of production on the Quinn Property, of which the Company can purchase 1% for $1,000,000, thereby reducing the NSR to 1.5%.

On May 12, 2003 the Company announced that it had entered into an option and joint venture agreement with Bayswater Ventures Corp. (“Bayswater”) whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company’s interest in the Quinn Property. Bayswater will earn its interest in the Quinn Property in consideration and through direct or indirect assumption of all of the Company’s remaining obligations to South Coast pursuant to the Underlying Option Agreement, as follows:

1.   Bayswater must pay to South Coast the following amounts:

i.   $15,000 on or before May 23, 2003 (paid);
ii.   an additional $20,000 on or before May 23, 2004 (paid); and
iii.   an additional $30,000 on or before May 23, 2005;

2.   Bayswater must incur an aggregate of $344,029 of work expenditures on the Property (the Company has incurred an aggregate of $55,971 of the required $400,000 of work expenditures on the Quinn Property under the Underlying Option Agreement) on or before May 23, 2005, of which Bayswater must incur at least $75,000 of expenditures on or before August 31, 2004; and

3.   The Company was required to deliver share payments to South Coast pursuant to the May 24, 2002 option agreement, and in lieu thereof Bayswater must pay to the Company the market price equivalent (as of the date of each delivery) of the following shares of the Company:
  75,000 shares on or before May 23, 2003 (issued);
  75,000 shares on or before May 23, 2004 (Bayswater transferred 75,000 shares of the Company to South Coast on behalf of the Company in lieu of the Company making the payment directly); and
  100,000 shares on or before May 23 ,2005.

4.   At any time during the 12 months following Bayswater’s exercise of the Option, the Company shall have the right, exercisable upon at least 30 days prior written notice, to purchase from Bayswater an additional 20% interest in the Quinn Property (to hold a 25% working interest therein), through the payment to Bayswater of an amount equal to 30% of the actual or deemed amounts of the Option Price paid hereunder and any subsequent amounts paid as expenditures toward exploration and development of the Quinn Property, to the date of the notice. Upon the Company exercising its claw-back right as referred to herein, the Company and Bayswater shall enter into a joint venture agreement concerning the Quinn Property.

The Company received TSX Venture Exchange approval of the transaction on June 24, 2002.

Property Description and Location

The Quinn Property is located in the central part of the Province of Newfoundland, Canada, 55 km south of Buchans and about 75 km by road southeast of Millertown and is comprised of two mapped staked licences issued under the Mineral Act (Newfoundland). Mapped staked licences are issued under the Mineral Act from the Newfoundland government. Under the Mineral Act, work requirements in the first year are $200 per claim, and the work requirement escalates by $50 per claim per year for the first five years reaching $400 per claim in year five. Years six through ten require $600 in annual work. Also in year six, a licence renewal fee of $50 per claim is charged. A summary of the titles comprising the property is listed in the following table:

Licence No.	Claims	Hectares	Staked
6972M	12	300	1999.07.19
8876M	24	600	2002.05.24

The Company has incurred sufficient expenditures to keep the Quinn Property in good standing for the next two years.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Quinn Property is accessible by several logging roads, which pass adjacent to the property. Local infrastructure of mining significance includes the Star Lake hydroelectric generating facility located 25 km to the west, and the Millertown hydroelectric facility located 60 kilometres to the north.

Undulating, hilly areas of moderate relief characterize the Quinn Property region. Elevation ranges from 325 metres at the level of Rogerson Lake to 450 metres above sea level on the highest hill within the Quinn Property. Vegetation consists of spruce and fir forest with 30% bog and scrub. The region is covered with a thin veneer of Pleistocene glacial till and outwash deposits typically 2 to 10 m thick, but reaching 30 m thick locally. Outcrop exposure ranges from small areas of high outcrop density to large areas with few exposures. Typical seasonal variation includes snowy winters from late November to March and hot humid summers from June to September.

Regional Geology

The Victoria Lake Group includes all pre-Caradocian volcanic and sedimentary rocks in the area bounded by Grand Falls in the northeast and King George IV Lake in the southwest, Red Indian Lake in the northwest and Noel Paul's Brook in the southeast. The group has proven to be very favourable for volcanogenic massive sulphides and significant shear zone hosted lode gold mineralization.

Regionally, the Victoria Lake Group can be subdivided into three belts defined by their dominant lithology: (1) the Tulks Hill volcanic belt to the southwest which includes the Victoria Mine sequence; (2) the Tally Pond volcanic belt to the southeast, and (3) a volcanically derived sedimentary belt in the northeast which in part is a lateral equivalent of the volcanic belts.

The Victoria Lake Group has an inhomogeneously developed, regional penetrative foliation defined by the orientation of chlorite and sericite, flattened clasts and elongated crystal augen. The intensity of this foliation, which is subparallel to bedding and axial planar to tight to isoclinal folds, increases to the southwest. The rocks have been metamorphosed to the lower-greenschist facies, except locally along their southern margin where middle-greenschist to lower-amphibolite facies rocks are present.

Property Geology

Regionally the area is located within easterly trending Ordovician and older sedimentary and volcanic rocks of the Tally Pond Belt with younger Silurian to Devonian mafic to felsic intrusive rocks.

The Quinn Property is predominantly underlain by a clastic sedimentary sequence with a central volcanogenic unit. The general geological strike in the area is 0800 with steep dips towards the south. Towards the north these rocks are in fault contact with the Silurian-aged Rogerson Lake conglomerate, and towards the south they are in contact with a large Silurian to Devonian granitic batholith. The clastic sequence is composed of fine-grained siltstone, sandstone and graphitic sediments with lesser-intercalated pebble conglomerates.

The central volcanogenic unit comprises mainly variably reworked felsic tuffs with lesser reworked mafic tuff and mafic volcanic and intrusive rock. The unit is at least 400m thick where the mineralized float is located and appears to thicken eastward and grade into more proximal felsic quartz-eye and lapilli tuffs. The felsic derived sediments are extensively Fe-carbonate altered and sheared along the main trend of mineralized float.

Exploration History

American Smelting and Refining Company of New York, New York undertook the earliest recorded work in the area in the late 1960's and early 1970's when regional soil geochemistry surveys and reconnaissance ground geophysics covered various anomalies outlined by an airborne-EM survey in the area. No significant showings were located and there is no indication that their geochemistry produced any anomalous values in the area.

Noranda Inc. of Toronto, Ontario began exploring the area in the late 1970's and 1980's when it entered into a joint venture agreement with Price Nfld. Co. Ltd. of Grand Falls, Newfoundland. Initial work included regional reconnaissance geological mapping and stream silt sampling. The latter survey outlined numerous Pb, Zn anomalies in the Wilding Lake, Lake Douglas and Haven Steady areas.

As a follow-up to the regional geochemistry survey, an airborne EM survey was flown in the winter of 1983 and covered from the South Quinn Lake area north to Reid Lot 235, south of the Rogerson Lake conglomerate. Subsequent ground follow-up focused on targets in the area between Lake Douglas and Reid Lot 235. No airborne follow-up was undertaken in the South Quinn Lake area.

The area remained inactive until 1988 when it was covered as part of a regional Au geochemistry program. Both basal till sampling and lake sediment geochemistry surveys produced anomalous Au and base metal values in and around South Quinn Lake. Reconnaissance prospecting was successful in locating several angular quartz boulders bearing pyrite, arsenopyrite and chalcopyrite over a strike length of 1.4 km, which returned values between 9.4 g/t Au, and 30.8 g/t Au. Several floats of massive to semi-massive arsenopyrite were also located which returned assays between 1.7 g/t Au and 2.15 g/t Au. The angular boulders and float were interpreted as locally derived but the source of the boulders and float has not been located and there is no assurance that the source is on the Quinn Property.

A grid was established on the Quinn Property and covered with geological, soil geochemical and geophysical surveys, including magnetics, VLF-EM, HLEM (max-min) and induced polarization. A limited trenching program undertaken in 1990 was successful in exposing a vein of semi-massive arsenopyrite and quartz, which returned an assay of 11.7 g/t Au over 0.6m. A single hole drilled beneath the trench encountered a 5.2 metre wide breccia zone containing 15-20% arsenopyrite with 0.5 g/t Au over 1.0m. Several coincident I.P. and soil anomalies remain untested.

Exploration carried out by the Company in 2002

In August 2002, the Company began an initial phase (Phase I) of work consisting of re-establishing the old Noranda grid, geological mapping, prospecting and geophysics to trace the full extent of the previously identified mineralized zone, to verify existing targets in preparation for drilling. The program which was completed in October 2002, at a cost of $45,843 re-established the grid and identified gold geochemical anomalies which are coincident with untested geophysical anomalies. The October 2002 program is the only exploration work the Company has carried out on the Quinn Property.

Exploration carried out by Bayswater in 2004

In the summer of 2004, Bayswater carried out a program that included approximately 376 metres of drilling in 5 holes. Drill holes were designed to test moderate to strong induced polarization anomalies coincident with anomalous gold soil geochemical values and mineralized quartz-arsenopyrite boulders assaying between 1.2 and 30.8 grams gold per tonne.

The drilling encountered fine grained sediments interbedded with fine grained re-worked felsic tuffs and fine grained mafic tuffs and flows. Quartz-carbonate veining was abundant within the sediments, showing that this area has potential to host gold mineralization.

SQ04-01 and SQ04-02 were collared to test the IP anomaly furthest to the west, line 2100E and 2200E respectively. These holes cut predominately fine grained argillites and siltstones, with minor mafic intrusions. The IP anomaly was explained as graphitic shales with minor amounts of pyrite and pyrrhotite.

SQO4-03 was collared on line 2200E to test an IP anomaly coincident with soil anomalies and favorable geology uncovered by a trenching program completed by Noranda in 1990. The hole also encountered fine grained sediments. A 1.1 meter quartz breccia zone was encountered, but gold assays are insignificant.

SQ04-04 was collared on line 2600E to test the strongest part of the IP anomaly. The hole cut a small quartz-arsenopyrite vein (10cm) which ran 9133 ppb gold. The IP anomaly was explained by nine metres of mafic metavolcanic containing 3-5% pyrrhotite and pyrite.

SQ04-05 was collared on line 2900E to intersect favorable geology and an arsenopyrite vein encountered in a trench completed by Noranda in 1990. The drill hole encountered fine grained mafic metavolcanics but no quartz vein was encountered.

All of the assays have been received, but other than the one significant result in SQ-04-04, all results were insignificant.

The drilling has determined that indications of a major quartz vein structure on surface is only intermittent at depth.

Cape Ray Property

Under an agreement dated August 15, 2002, with South Coast, the Company was granted an option (the “Cape Ray Option”) to acquire a 100% interest in the Cape Ray Property, located in southwest Newfoundland. In order to exercise the Cape Ray Option, the Company must pay South Coast cash consideration of Cdn$420,000, issue common shares with a total value of Cdn$580,000, to incur exploration expenditures of Cdn$1,900,000, and carry out a feasibility study. The cash payments, share payments and expenditures are required to be made on the following timetable:

	Signing	Approval	6 Month	31/12/03	31/12/04	31/12/05	31/12/06
Cash Payment	$5,000	$10,000	$25,000	$50,000	$55,000	$125,000	$150,000
Share Payment	n/a	$30,000	$50,000	$75,000	$75,000	$150,000	$200,000
Work Exp.	n/a	n/a	$50,000	$400,000	$450,000	$500,000	$500,000

The Company will have the option of making cash payments, in lieu of share payments, if the Company's common shares are trading at a price of less than Cdn$0.50 per share. The two initial share payments will be based on the average closing price of the Company's common shares on the 20 trading days prior to the common share issuance. The remaining share payments will be based on the average closing price of the Company's common shares over the prior calendar year.

The Company has also agreed to pay South Coast a NSR from the proceeds of production from the Cape Ray Property. The amount of the NSR will be based on the price of gold and calculated as follows:

NSR    gold price/ounce
1%    up to and including $350 U.S./oz
2%    from $351 U.S./oz up to and including $400 U.S./oz
3%    from $401 U.S./oz up to and including $450 U.S./oz
4%    above $450 U.S./oz

Within six months of the identification of a Measured Mineral Resource of 250,000 ounces of gold, and an Indicated Mineral Resource of 250,000 ounces of gold on the Cape Ray Property, and completion of an in-house scoping study confirming the basic economics of the project, the Company has agreed to begin a feasibility study. Upon completion of a positive bankable feasibility study (minimum 20% net rate of return using a discount rate acceptable to financial institutions), the Company will pay South Coast a bonus of Cdn$250,000. Terms of reference and extent of the scoping study and feasibility study will be determined at the sole discretion of the Company.

If the Cape Ray Property is not in production within one year of the completion of the positive bankable feasibility study, the Company has agreed to pay South Coast Cdn$50,000 per year in advance royalty payments.

The Cape Ray Option will expire immediately upon the Company failing to make any of the cash payments, share payments or exploration outlined above. Upon the Company making all of required cash payments, share issuances and exploration expenditure requirements within the required time periods and the Company carrying out the feasibility study discussed above, the Company will have automatically earned 100% of the Cape Ray Property. If the Company makes the cash payments, share issuances and expenditure requirements outlined above, the Cape Ray Option will remain in good standing until such time as the Company carries out the feasibility study described above.

In order to keep the Cape Ray Option in good standing, the Company was required by December 31, 2004 to make a $55,000 cash payment and a $75,000 share payment referred to above. Based on Management's evaluation of exploration results to date, it was decided to not make the required payments, and on January 17, 2005, the Company formally elected to not pursue the option to acquire the Cape Ray Property. Consequently, the Company no longer holds any interest in the Cape Ray Property.

Property Description and Location

The Cape Ray property, consisting of 46 mineral claims (1,150 ha) under nine Map Staked Licenses forming four separate groups of claims, is an advanced stage exploration project with several showings, prospects, zones and deposits related to the Cape Ray Fault Zone. The three claim groups are referred to as the Cape Ray Claim Group, the Big Pond Claim Group and the Isle aux Morts Claim Group. Seven Licenses were issued on December 18, 2000, while the other two were staked in May of 2001. Mapped staked licences are issued under the Mineral Act from the Newfoundland government. Under the Mineral Act, work requirements in the first year are $200 per claim, and the work requirement escalates by $50 per claim per year for the first five years reaching $400 per claim in year five. Years six through ten require $600 in annual work. Also in year six, a licence renewal fee of $50 per claim is charged. The claim statistics and the various anniversary due dates are summarized in the table below:

Licence No.	# Claims	Area (ha)	Issuance Date

7822M	4	100	Dec. 18, 2000

7832M	1	25	Dec. 18, 2000

7833M	1	25	Dec. 18, 2000

7834M	1	25	Dec. 18, 2000

7835M	2	50	Dec. 18, 2000

7837M	23	575	Dec. 18, 2000

7838M	4	100	Dec. 18, 2000

8741M	3	75	May 21, 2002

8273M	7	175	Nov 12, 2001

	46	1150

The Cape Ray Property is located approximately 25 km northeast of the town of Port aux Basques in southwestern Newfoundland. Port aux Basques is the main marine station connecting to mainland Canada and is connected to the remainder of the island of Newfoundland by the Trans Canada Highway.

The Crown holds all surface rights in the area. The Cape Ray Property and adjacent areas are not encumbered in any way. The property is not in an environmentally or archeologically sensitive area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cape Ray Property occurs on both the east and west sides of Isle aux Morts River. The Cape Ray Claim Group is accessible by a rough-condition gravel road from Route 470, a paved highway, approximately 12 km east of Port aux Basques and about three km west of the village of Isle aux Morts. The gravel road is about 21 km long to the Cape Ray Claim Group. An old network of tractor and ATV trails give access to the Isle aux Morts Claim Group. The Big Pond Claim Group can be accessed by old ATV trails from Route 470 about eight km east of Port aux Basques. The unmaintained gravel road to the Cape Ray Claim Group was constructed in 1989 by previous owners of the Cape Ray Property.

The Cape Ray Claim Group is located about 33-road km from Port aux Basques which is a fairly modern town of 5,000 people. The airport towns of Stephenville and Deer Lake, both with daily air service from St. John’s and Halifax, are located approximately 150 and 250 km by road from Port aux Basques. The area is serviced by a surplus of hydro electrical power. Most services and labor can be readily acquired in the area.

The center of the property straddles the southward flowing Isle aux Morts River at elevations ranging from 250 to 300 metres above sea level. The area has been extensively glaciated; outcrop is poor to fairly extensive but averages less than 5%. Overburden consists of glacial till and outwash and ranges from less than a metre to over 15 metres thick. In areas of drilling, overburden averages around 6-8 metres thick.

Regional Geology

Rocks in the area are subdivided into three major geological domains: the Cape Ray Igneous Complex, the Windsor Point Group, and the Port aux Basques gneiss, all of which are intruded by a number of pre-to late-tectonic granites. The Cape Ray Igneous Complex comprises mainly large bodies of mafic to ultramafic intrusive rocks intruded by granititic rocks (Cape Ray Granite, Cape Ray Tonalite, Red Rocks Granite). The Cape Ray Igneous Complex is Mid-Ordovician in age.

The Windsor Point Group unconformably overlies the Cape Ray Igneous Complex. It is a composite volcano-sedimentary package of rocks of Ordovician to Silurian age. The Port aux Basques gneiss is defined as a series of high grade, kyanite-sillimanite-garnet, quartzofeldspathic pelitic and granitic rocks intercalated with hornblende schist or amphibolite and extending from the Cape Ray Fault Zone to the village of Isle aux Morts in the southeast. The Port aux Basques gneiss is divided into three distinct lithological packages: Grand Bay Complex, Port aux Basques Complex, and Harbour LeCou Group.

The Cape Ray Fault Zone is a zone of highly strained rocks 100 km long and several hundred metres wide which separates the Cape Ray Igneous Complex on the northwest, from the Port aux Basques gneiss to the southeast. The Windsor Port Group, located between these two lithological domains, approximately coincides with the trace of the Cape Ray Fault Zone. The Windsor Point Group includes black rhyolite which yielded a zircon age of 453+/-4 Ma. It is intruded by Silurian gabbro (U-Ph: 424+4/-3 Ma) and the Window glass Hill Granite (U-Ph: 424+2 Ma).

Property Geology & Structural History

The Cape Ray Fault Zone, a complex reverse-oblique fault zone, hosts the Cape Ray gold deposits, in which gold occurs mainly in galena and chalcopyrite-rich, fault-fill, quartz breccia veins, hosted by graphitic schists. Elsewhere along the fault zone, significant mineralized zones occur in pyrite-rich, fault-fill, quartz breccia veins; in extensional, subhorizontal quartz veins hosted by granite; and as fault-fill quartz veins and strongly pyritized iron-rich sedimentary rocks. The development and geometry of the auriferous zones were controlled by a combination of lithological and structural factors including chemical traps such as graphitic schist and iron-rich sedimentary rocks, competence contrast and reverse-oblique ductile shear zones. The gold mineralization along the Cape Ray Fault Zone is the product of terrane collision and associated metamorphism and magmatism.

The major structural feature is the Cape Ray Fault and associated faults. The Cape Ray Fault is recognized as a 660 foot (200 m) wide zone of mylonites in contact with retrogressed sericite schists of the Port aux Basques gneisses to the southeast and chlorite schists of the Windsor Point Group to the northwest. The degree of deformation decreases northwest and southeast from the mylonite zone. Strong localized shearing, however, is developed throughout the Windsor Point Group and in particular, near Barachois Brook southwest of the Cape Ray Property.

Within the Windsor Point Group bedding planes can be recognized, and generally strike northeast 40o and dip 65o southeasterly. The schistosity planes developed in these rocks near the Cape Ray Fault are parallel to the bedding, as is the layering in the Port aux Basques gneisses. Foliation in the Cape Ray granite to the northwest however, is discordant to this trend, striking north 20o east and dipping slightly eastwards.

In the immediate area of the Cape Ray Fault, the major deformational events have affected the Port aux Basques gneiss, the Cape Ray granite and the Windsor Point Group. However, because of its layered nature only the Windsor Point Group fully displays the structural fabrics produced by these deformations. Within this group different degrees of deformation affect the various members depending on the initial ductility of that member. Only the Strawberry and Isle aux Morts Brook granites post-date these major structural events. The Windsor Point Group, the Strawberry granite and mylonite are locally affected by a fourth minor deformational event which produced brecciation in these rocks.

The first deformation in the Cape Ray Fault Zone produced a northeasterly striking schistosity that dips steeply to the southeast. This schistosity is axial planar to small isoclinal folds in which the fold axes plunge steeply to the southeast. A lineation was produced by the elongation of composite minerals which parallels the isoclinal fold axes produced during the first deformation event (D1).

The second deformational event (D2) produced open, asymmetrical folds (F2), with amplitudes that range from several millimetres to several metres. The axial planes of these folds strike northeasterly and dip steeply to the southeast, co-planar to the schistosity produced in the first deformational event. Numerous micro folds and crenulations are developed along the limbs of large scale D2 folds, particularly in sericitic schists. The fold axes of these D2 folds are curvilinear within their own axial planes, and plunge moderately to the north-northeast or southwest. The D2 folds overprint all units (except the Strawberry and Isle aux Morts Brook granites) to varying degrees.

The third deformation (D3) produced a phase of kink banding. In places, kink folds which pitch 50-60o east can be seen to have folded earlier lineations. These kink bands strike east-west and dip steeply to the north. Conjugate sets of kink bands are localized, poorly developed and appear to strike northwest-southeast with kink folds pitching steeply towards the southeast. These kink fold sets are scattered through the Cape Ray granite, the Windsor Point Group, Windowglass Hill granite and the mylonite zone.

The fourth and final deformational event was limited to the trace of the Cape Ray Fault and produced breccias. This brecciation occurs within the mylonite, the Windsor Point Group, and along the southern margin of the Strawberry granite. The breccias consist of poorly sorted, rounded fragments of the host rock set in a matrix of finer grained, crushed particulate host material. Both fragments and matrix are intensely silicified and sericitized. This breccia is a result of brittle deformation induced by reactivation of the Cape Ray Fault.

Exploration History

Exploration along the Cape Ray Fault Zone, was carried out by various operators between 1975 and 1996. Between 1976 and 1996 some 223,642 feet (68,166 metres) of diamond drilling in 443 holes was carried out along the Cape Ray Fault Zone by several operators. Of that total, some 137,376 feet (41,872 metres) of diamond drilling in 245 holes was carried out on what is now the Cape Ray Property. Details of the diamond drilling carried out on what is now the Cape Ray Claim Group, the Big Pond Claim Group and the Isle aux Morts Claim Group are summarized in Table I. Details of the diamond drilling on the known deposits on the Cape Ray Property and summarized in Table II.

					Table I

Year	Company	Cape Ray Claim Group		Big Pond Claim Group		Isle aux Morts Claim Group		Total

		#	Footage	#	Footage	#	Footage	#	Footage

1976	Amax	2	410					2	410

1977	Rio	40	19,630					40	19,630

1978	Rio	24	10,823					24	10,823

1979	Rio	20	10,296					20	10,296

1980	Rio	21	10,931					21	10,931

1986	Dolphin	9	7,769					9	7,769

1987	Dolphin	23	23,004					23	23,004

1988	Dolphin	29	26,229					29	26,229

1989	Dolphin	18	9,410	22	6,612			40	16,022

1990	Fortune Bay					9	1,516	9	1,516

1991	Fortune Bay					10	3,163	10	3,163

1992	Placer Dome					5	1,705	5	1,705

1996	Royal Oak	2	1,265	11	4,613			13	5,878

	Total	188	119,767	33	11,225	24	6,384	245	137,376

						Table II

Year	Company	41 Deposit		04 Deposit		Big Pond Deposit		Isle aux Morts Deposits		Total

		#	Footage	#	Footage	#	Footage	#	Footage	#	Footage

1977	Rio			23	12,183					23	12,183

1978	Rio	17	8,563							17	8,563

1979	Rio	2	2,245	1	1,372					3	3,617

1980	Rio	21	10,931							21	10,931

1986	Dolphin	3	3,549	2	2,026					5	5,575

1987	Dolphin	11	8,898	8	10,377					19	19,275

1988	Dolphin			26	24,771					26	24,771

1989	Dolphin	9	4,031	9	5,379	19	5,852			37	15,262

1990	Fortune Bay							9	1,516	9	1,516

1991	Fortune Bay							10	3,163	10	3,163

1992	Placer Dome							5	1,705	5	1,705

1996	Royal Oak					11	4,613			11	4,613

	Total	63	38,217	69	56,108	30	10,465	24	6,384	186	111,174

In 1975 Philips Management Inc. acquired a large property position along a 40 km strike length of the Cape Ray Fault Zone. Philips Management carried out a large helicopter borne electromagnetic and magnetic survey followed by geological mapping, prospecting and stream sediment geochemistry. Several sulphide showings were discovered with significant gold, silver and base metal values.

Amax Minerals optioned the property from Philips Management in 1976, carried out a small drill program and dropped the option.

Riocanex, a Subsidiary of Rio Tinto Canadian Exploration Ltd., acquired the property in 1977 and carried out numerous geological, geophysical and geochemical surveys and trenching, together with diamond drilling in 1977, 1978, 1979 and 1980. Riocanex discovered the 41 deposit and the 04 deposit on the Cape Ray Claim Group now held by the Company and the 51 deposit immediately southwest of the Cape Ray Claim Group. Riocanex also discovered numerous other showings and gold zones along the Cape Ray Fault Zone, many of which are on the Cape Ray Claim Group. Riocanex dropped its Cape Ray property in 1983.

In 1984 New Venture Equities, in partnership with Mascot Gold Mines Ltd., optioned the Cape Ray Property and carried out a small underground program in 1985, described below.

Dolphin Explorations Ltd. acquired the Cape Ray property from New Venture Equities in 1986 and carried out magnetic and VLF-EM surveys, together with soil sampling and horizontal loop EM and IP surveys. Dolphin also carried out diamond drilling in 1986, 1987, 1988 and 1989, and as described below, carried out an underground program in 1987 and again in 1989. Kilborn Engineering and Tonto Mining carried out a feasibility study on the 04 and 41 deposits and on the 51 deposit, not owed by the Company, for Dolphin in 1989. Dolphin discovered and drilled the Big Pond deposit and other gold zones in 1989, on the current Big Pond Claim Group. Limited exploration work was carried out by Dolphin in 1990, away from the known gold deposits. No further work was carried out by Dolphin. American Gem Corp. purchased Dolphin in 1994 and thereby acquired the Cape Ray property.

In 1988, Fortune Bay Resources Inc. staked the Isle aux Morts property in an area now covered by the Isle aux Morts Claim Group. Fortune Bay discovered and outlined what is now the Isle aux Morts deposit by trenching in 1988 and 1989 and by diamond drilling in 1990 and 1991. Placer Dome optioned the Isle aux Morts property from Fortune Bay in 1991 and carried out a small diamond drill program before dropping the option.

In 1996 Royal Oak purchased the Cape Ray property from American Gem Corp., with the intension of putting the various Cape Ray gold deposits into production and shipping the ore to its Hope Brook mill, approximately 60 km to the east. Royal Oak carried out a small diamond drill program on the 41 deposit now on the Cape Ray Claim Group, on the Big Pond deposit and Sleeper Zone now on the Big Pond Claim Group, and on the 51 deposit immediately southwest of what is now the Cape Ray Claim Group.

Royal Oak also optioned the Isle aux Morts property from Fortune Bay in 1996 and carried out a small diamond drill program, on what is now the Isle aux Morts Claim Group.

Three underground programs have been carried out on the 41 deposit on what is now the Cape Ray Claim Group. In 1985, New Venture Equities developed a 500 foot decline to a vertical depth of 90 feet and carried out 225 feet of drifting along the A vein of the 41 deposit. They took a 300 ton bulk sample and carried out a pre-feasibility study.

In 1987 Dolphin extended the decline an additional 1722 feet for a total length of 2,222 feet to a vertical depth of 235 feet. They carried out 83 feet of drifting along the A vein of the 41 deposit, 197 feet of crosscutting and 155 feet of lateral development. The A vein was tested along the 83 feet of strike length in the 7 foot by 7 foot drift. The 14 rounds were individually crushed and split to produce a bulk sample for metallic gold and silver analysis. Muck from 6 of the 14 rounds, totaling 141 tons, was selected and processed for metallurgical testing.

In 1989 Dolphin dewatered the previous underground workings and extended the decline an additional 300 feet for a total length of 2,522 feet, to a vertical depth of 270 feet. They carried out test stoping on the A vein of the 41 deposit between the 235 foot level and the 90 foot level, together with 693 feet of lateral development and 251 feet of raising. They carried out 315 feet of crosscuttings from the bottom of the decline to the C vein of the 41 deposit, a 59 foot raise on the C vein from the 270 foot level, and 64 feet of subdrift. Some 288 tons were recovered from the C vein development at an average grade of 0.37 ounces per ton gold. On the A vein, 3 draw points were developed for a total of 73 advance feet, plus a 36 foot midway access drift, a 116 foot subdrift, two raises of 161 feet and 31 feet, and a raise access of 89 feet. Some 3,251 tons at 0.12 ounces per ton gold were broken in the A vein stope by shrinkage stoping. An additional 300 tons at 0.12 ounces per ton gold were recovered from the A vein stope raise. Little if any ground control was used resulting in some 50% dilution.

The stockpile on surface from the various underground programs is estimated at 3,959 tons at 0.13 ounces per ton gold, again reflecting substantial dilution compared to grades from the diamond drilling.

Various operators have assigned grades and tonnage to the 41 deposit and 04 deposit on the Cape Ray Claim Group, on the Big Pond deposit on the Big Pond Claim Group and on the Isle aux Morts deposit on the Isle aux Morts Claim Group. The estimates were based on data generated by diamond drilling on all of the deposits and underground sampling on the 41 deposit between 1976 and 1996, using categories that do not meet modern industry and regulatory standards. Therefore the Company cannot quote any of the estimates at this time. In spite of all of the historical work on Cape Ray Property, none of the known deposits have been shown to be economic in the past and no reportable resources or reserves have been established.

The gold mineralization on the Cape Ray Property occurs in sulphide rich, for the most part, narrow quartz veins of various grades. Significant grades tend to occur in shoots within the quartz veins and are often open down dip, down plunge and along strike. Many gold zones and showings with attractive grades have had very little drilling. Gold also occurs in the wall rock adjacent to the quartz veins, particularly at Isle aux Morts, suggesting potential for larger scale mining than in the narrow quartz veins alone and potential for open pit mining near surface.

Exploration Activities carried out by the Company during 2002

In late November 2002, the Company began a BQ diamond drill program on the Isle aux Morts Claim Group where previous drilling in the 1990’s intersected two styles of mineralization. Gold mineralization occurs in metal rich quartz veins and adjacent gold bearing pyritic sediments at the base of a sedimentary package in contact with an underlying granite.

The objective of the program was to further outline the known mineralization, to explore the open pit potential at Isle aux Morts and to test a one line IP anomaly to the northeast of the known deposit. Six drill holes totalling 320 metres were completed during the program, which was suspended on November 29, 2002 due to the onset of extreme winter conditions.

Five of the holes were drilled into the known Isle aux Morts deposit. All five holes intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in the quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over 6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

One additional hole, IMR-02-01, was drilled 275 metres to the northeast of the known deposit, into a one line geophysical IP anomaly similar to the IP response over the Isle aux Morts deposit.

Significant assays for the holes at Isle aux Morts in 2002 and the location of all holes are shown in the table below. All down-hole intervals are interpreted to be close to true width.

Hole	From	To	Interval	Grade	UTM Location

#	(m)	(m)	(m)	g/t Au	Easting	Northing

IMR-02-01		NO SIGNIFICANT ASSAYS			362526	5296081

IMR-02-02 incl	9.7 16.9	11.8 17.9	2.1 1.1 1.0	17.63 30.26 2.33	362376	5295765

IMR-02-03 incl incl	13.6 23.2	20.4 26.6	6.8 2.0 3.4 2.4	17.76 47.22 1.81 2.48	362357	5295768

IMR-02-04 incl incl incl	6.60	21.20	14.6 8.0 5.0 0.6	4.87 3.74 6.55 13.34	362332	5295766

IMR-02-05 incl incl	27.7	39.70	12 2 5	3.03 6.10 4.55	362312	5295723

IMR-02-06	22.80	25.80	3	1.42	362381	5295792

Hole IMR-02–02 was drilled down dip of 8.05 g/t gold over 16.0 metres in quartz veins and pyritic sediments in trench 1, and down dip of 9.87 g/t gold over 10.79 metres in quartz veins and pyritic sediments in IMR-90-09. IMR-02-02 is up dip of gold mineralization in quartz veins in IMR-91-03. IMR-02-02 intersected 17.6 g/t gold over 2.1 metres and 2.3 g/t gold over 1.0 metre in quartz veins. The mineralization in IMR-02-02 and IMR-91-03 is offset by approximately 20 metres towards surface by a fault between IMR-02-02 and IMR-90-09.

Hole IMR-02-03 was drilled down dip of 10.5 g/t gold over 13.0 metres in a quartz vein in trench 2, and down dip of 6.12 g/t gold over 10.36 metres in a quartz vein in IMR-90-06. IMR-02-03 intersected 17.6 g/t gold over 6.8 metres and 1.81 g/t over 1.34 metres in quartz veins. Previously drilled IMR-90-01, located beneath IMR-02-03, intersected 1.70 g/t gold over 3.51 metres in pyritic sediments and 9.06 g/t gold over 3.05 metres in quartz vein. The mineralization in IMR-90-01 is offset by a fault by approximately 20 metres towards surface from mineralization in IMR-02-03.

IMR-02-04 was drilled down dip of 19.6 g/t gold over 6.0 metres in a quartz vein and 2.3 g/t gold over 3.0 metres in pyritic sediments in trench 3. IMR-02-04 intersected 6.55 g/t gold over 5.0 metres and 13.33 g/t over 0.6 metres in quartz veins, and 3.74 g/t gold over 8.0 metres in pyritic sediment. Previously drilled IMR-91-02, located beneath IMR-02-04, intersected 1.85 g/t gold over 9.71 metres in quartz vein and pyritic sediments which appears to be offset by a fault by approximately 25 metres towards surface. IMR-91-02 is interpreted to have been drilled down a fault zone and contains numerous barren quartz veins, and two mineralized quartz veins averaging 1.32 g/t gold over 4.27 metres and 2.03 g/t over 4.27 metres.

IMR-02-05 was drilled down dip of 3.82 g/t gold over 7.5 metres in a quartz vein and 1.65 g/t gold over 14.8 metres in pyritic sediments in trench 4, and down dip of a 10 metre barren quartz vein and 5.10 g/t gold over 16.0 metres plus 2.85 g/t gold over 0.92 metres in pyritic sediments in IMR-91-06. IMR-02-05 intersected 6.02 g/t over 2.0 metres and 4.5 g/t over 5.0 metres in pyritic sediments, immediately followed by 19.0 metres of pyritic sediments that were not assayed, a 10 metre barren quartz vein and 1.38 g/t gold over 1.0 metre of mineralized quartz vein at the granite contact. Previously drilled IMR-91-09 was drilled down dip of IMR 2002-05, intersecting 5 metres of barren quartz followed by 16.3 g/t gold over 1.0 metre in a mineralized quartz vein at the granite contact and 1 g/t gold over 9.76 metres in pyritic sediments.

Exploration Activities carried out by the Company during 2003

In May and June 2003, the Company drilled 7 NQ holes totalling 1,714 metres on the Cape Ray Claim Group; 6 holes totalling 1,533 metres were drilled in the 04 deposit and 1 hole totalling 181 metres in the 41 deposit. Significant assays from the 04 deposit and the location of all holes are shown below. All down-hole intervals are interpreted to be close to true widths.

Hole	From	To	Interval	Grade	UTM Location

#	(m)	(m)	(m)	(g/t Au)	Easting	Northing

CR-03-01	64.92	66.45	1.52	27.29	356327	5291513

04 deposit	66.45	67.21	0.76	12.51

	67.21	68.58	1.37	20.67

	Weighted Average		3.66	21.74

CR-03-02	218.85	220.37	1.52	15.60	356434	5291382

04 deposit	220.37	221.90	1.52	17.14

	221.90	222.20	0.30	0.00

	222.20	222.51	0.30	8.67

	222.51	222.81	0.30	2.91

	Weighted Average		3.96	13.50

CR-03-03	78.64	79.25	0.61	86.33	356311	5291508

04 deposit	79.25	80.16	0.91	1.30

	80.16	81.08	0.91	20.50

	81.08	82.14	1.07	40.83

	Weighted Average		3.51	33.12

	86.56	87.17	0.61	37.23

	Weighted Average		0.61	37.23

CR-03-04	NO SIGNIFICANT ASSAYS				356390	5291386

04 deposit

CR-03-05	331.47	332.4	0.92	1.95	356448	5291211

04 deposit	Weighted Average		0.92	1.95

	361.92	363.45	1.53	3.63

	Weighted Average		1.53	3.63

	374.00	375.50	1.50	8.81

	375.50	377.00	1.50	11.80

	Weighted Average		3.00	10.30

CR-03-06	NO SIGNIFICANT ASSAYS				356055	5291069

41 deposit

CR-03-07	357.23	358.90	1.65	4.94	356364	5291226

04 deposit	Weighted Average		1.65	4.94

	366.00	366.19	0.19	7.20

	366.19	367.40	1.21	3.43

	Weighted Average		1.40	3.77

	375.30	375.60	0.30	375.30

	Weighted Average		0.30	7.92

CR-03-01 was drilled into the 04 deposit to test the up-plunge extension of the A and B veins. The hole intersected 21.74 g/t gold over 3.66 metres in a mineralized quartz vein, 25 metres up-dip of 24.0 g/t gold over 1.52 metres in the A vein. The intersection may represent both the A and B veins.

CR-03-02 was drilled into the 04 deposit to test an area of insufficient information in the A vein. The hole intersected 13.5 g/t gold over 3.96 metres in a mineralized quartz vein, 22 metres down-dip of 12.0 g/t gold over 1.52 metres in the A vein. The A vein is still open down-dip. The intersection was significantly wider and of higher grade than the average grade and thickness in the surrounding holes.

CR-03-03 was drilled into the 04 deposit to test the up-plunge end of the B vein. In order to reach the B vein, the hole drilled through the mineralized A vein and intersected 33.12 g/t over 3.51 metres. The hole then intersected 37.23 g/t gold over 0.61 metres in mineralized B vein, 27 metres down-dip of 18.9 g/t gold over 2.74 metres in the B vein.

CR-03-04 was drilled into the 04 deposit, 38 metres down-dip of 4.8 g/t gold over 1.83 metres and 30 metres up-dip of 8.9 g/t gold over 1.52 metres in the A vein. The hole did not intersect significant mineralization but is surrounded by previous intersections with substantial grades and thicknesses. The hole intersected 9 metres of fault gouge where the A vein was expected to be intersected.

CR-2003-05 was drilled into the 04 deposit to test the down-dip extension of the A vein. The hole intersected 10.3 g/t gold over 3.0 metres in the A vein approximately 61 metres down dip of 7.54 g/t gold over 12.3 metres.

CR-03-06 was drilled into the 41 deposit, down-dip and down plunge of 2.3 metres of 7.9 g/t gold in the A vein. It intersected 0.60 metres of fault gouge, then 5.2 metres of barren quartz vein and a further 0.5 metres of fault gouge, followed by a 1.2 metre mineralized zone which assayed 1.89 g/t gold. It is Management’s interpretation that the hole did not intersect the higher grade A vein, as a result of a late cross cutting barren quartz vein intersected in CR-03-06 and previous holes.

CR-2003-07 was drilled into the 04 deposit to test the down-plunge extension of the B vein and the western margin of the A vein. Due to deviation problems, the hole was stopped short of the target zone, however several additional veins were intersected in the hangingwall and are thought to be splays off both the A and B veins.

The Fall 2003 Program consisted of 1,933 metres of BQ diamond drilling in 24 holes. Sixteen holes totalling 1,379 metres were drilled in the Big Pond deposit, two holes totalling 106 metres were drilled in the 04 deposit, two holes totalling 121 metres were drilled in the Isle aux Morts deposit and four holes totalling 346 metres targeted IP geophysical anomalies in the Isle aux Morts area.

The results of the program are discussed below and assays are provided in the table below. All down-hole intervals are interpreted to be close to true widths.

Hole	From	To	Interval	Grade	UTM Location

#	(m)	(m)	(m)	(g/t Au)	Easting	Northing

Big Pond (A-Shoot)

BP-03-01	18.20	21.35	3.15	6.99	349788	5287775

		incl	1.52	12.89

BP-03-02	33.30	34.10	0.80	11.24	349800	5287769

BP-03-03	38.10	39.32	1.22	6.71	349812	5287779

BP-03-04	69.13	70.44	1.31	10.51	349849	5287775

BP-03-05	69.20	73.21	4.01	2.42	349849	5287776

		incl.	0.98	5.60

BP-03-06	69.50	71.02	1.52	0.89	349855	5287789

BP-03-07	76.30	79.31	3.01	1.98	349854	5287789

BP-03-08	103.02	103.63	0.61	8.16	349894	5287788

BP-03-09				NSA	349898	5287791

BP-03-10	97.08	97.32	0.24	9.23	349952	5287798

BP-03-15	75.87	78.91	3.04	6.24	349849	5287775

		incl.	1.52	8.61

BP-03-16			ABANDONED		349882	5287791

Big Pond (B-Shoot)

BP-03-11				NSA	349872	5287861

BP-03-12				NSA	349872	5287861

BP-03-13				NSA	349872	5287861

BP-03-14	96.26	96.93	0.67	2.47	349937	5287861

	108.21	108.36	0.15	1.95

Cape Ray (04-Zone)

CR-03-08	53.34	54.86	1.52	30.10	356335	5291530

CR-03-09				NSA	356335	5291530

Isle aux Morts (IP Targets)

IMR-03-07				NSA	361794	5295537

IMR-03-08				NSA	361823	5295496

IMR-03-09				NSA	362561	5296017

IMR-03-10				NSA	362468	5295847

Isle aux Morts (Main Zone)

IMR-03-11	24.30	30.40	6.10	9.99	362363	5295741

		incl.	3.00	16.60

IMR-03-12	20.60	37.20	16.60	3.33	362335	5295746

		incl.	4.60	5.23

NSA - No Significant Assays

Drilling by previous owners on the Big Pond deposit identified two poorly defined parallel-plunging mineralized quartz vein shoots within a more widespread mineralized system. Four previous holes in the ‘A’ shoot averaged 12.8 g/t over 2.3 metres. Three previous holes in the ‘B’ shoot averaged 14.7 g/t over 1.3 metres. The Big Pond shoots were intersected with widely spaced holes from 25 metres to 120 metres below surface. There is also an intersection of 30.0 g/t over 0.2 metres which may be on the edge of a third parallel-plunging mineralized shoot.

The Fall 2003 Program was designed to better define the known mineralized shoots at Big Pond and identify their down plunge extension.

Ten holes drilled into the ‘A’ shoot at Big Pond intersected gold mineralization. One additional hole targeting the ‘A’ shoot was abandoned due to mechanical problems, and one hole encountered no significant gold mineralization. Highlights include 6.99 g/t Au over 3.15 metres in BP-03-01, 10.51 g/t Au over 1.31 metres in BP-03-04 and 6.24 g/t Au over 3.04 metres in BP-03-15.

Drilling has indicated that the ‘A’ shoot is much more complex than previously anticipated. The vein ranges from 0.61 metres thick to 5.30 metres thick, and consists of both competent cohesive quartz and quartz breccia with 10 to 20% wall rock fragments. Gold mineralization is highly dependant upon sulphide content, and thick intersections of vein material are not indicative of high grade gold. Pyrite content ranges from trace to 75% sulphide. The vein also appears to have a much steeper plunge than previously thought and remains open down dip and down plunge of BP-03-15 and BP-89-14.

The mineralized vein was intersected in three of the four holes drilled into the ‘B’ shoot at Big Pond, however results were insignificant. Management is currently assessing its interpretation of the ‘B’ shoot in light of the previous high grade intercepts in the ‘B’ shoot.

In August 2003, an IP geophysical survey was carried out over a portion of the Isle aux Morts property by Discovery International Geophysics Inc. Several highly chargeable and resistive targets similar to, but distinct from, the known Isle aux Morts deposit were identified.

In the Fall 2003 Program, 4 BQ holes tested IP geophysical anomalies to the north of the known Isle aux Morts deposit; none of the holes encountered significant gold mineralization.

Two BQ holes, IMR-03-11 and IMR-03-12, both drilled to test the down dip extension of the known Isle aux Morts deposit encountered significant gold mineralization. Down-hole intervals are interpreted to be close to true width. IMR-03-11 encountered 6.1 metres of 9.99 g/t Au, including 3 metres of 16.60 g/t Au all in sulphide bearing quartz vein. IMR-03-12 encountered 16.6 metres of 3.33 g/t Au, including 4.6 metres of 5.23 g/t Au in sulphide bearing metasediments and quartz vein.

Two holes were drilled in the 04 deposit on the Cape Ray Claim Group in the Fall 2003 program. CR-03-08 was successful in tracing a known mineralized zone to surface and intersected 1.52 metres of 30.1 g/t Au. CR-03-09, designed to better define the limits of the mineralization in a known vein, encountered no significant gold mineralization but is believed to have intersected a late fault.

Fugro Airborne Magnetic Survey 2003

In conjunction with Cornestone Capital Resources Inc., an adjoining landowner, the entire Cape Ray Gold Project was flown in September 2003 with a high resolution gradient aeromagnetic survey on a 100 metre line spacing. The survey, the results of which are pending, has the potential to identify new areas for detailed follow-up and to identify possible extensions to the known deposits.

Exploration Activities carried out by the Company during 2004
2,914 metres of NQ diamond drilling was completed in the 2004 program, consisting of eleven diamond drill holes.

The first two holes of the 2004 program, CR-04-10 and CR-04-11 intersected a post-mineralization fault zone and therefore did not test the mineralized zone. CR-04-13 was abandoned due to deviation problems and did not reach its target. CR-04-19 was drilled along the eastern strike of the 04 deposit and did not intersect any significant mineralization. CR-04-17 was drilled to test the down-plunge extensions of the A vein. The hole did not flatten as expected and deviated too far east of the projected plunge line, however a number of lower grade gold intersections were encountered.

CR-04-12, 14, 15, 16 all intersected multiple zones of significant gold mineralization, as outlined in the table below. These four holes tested gaps in known mineralization and were drilled from 12.5 to 30 metres away from previously drilled holes. The results provide greater confidence in the continuity and grade of known mineralization.

CR-04-18 was drilled to test the A vein 100 feet down-dip of PB-198 (6.13 g/t over 12.2 m) and up-dip of CR-03-05 (9.8 g/t over 3.0 m). The hole intersected two narrow zones of gold mineralization (4.56 g/t over 1.83 m and 2.76 g/t over 4.57 m), which are interpreted to represent the A vein projection. The hole also intersected 9.06 g/t over 0.91 m in the B vein.

CR-04-20 was drilled to test for mineralization between the 04 and 41 deposits and intersected two narrow zones of gold mineralization (3.0 g/t over 0.91 m and 3.0 g/t over 0.91 m).

Hole	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Vein

CR-04-12
	170.38	171.91	1.53	2.80
	220.10	221.63	1.53	3.92
	224.00	231.95	7.95	10.10	A
incl.	224.00	225.53	1.53	17.48
incl.	228.00	230.44	2.44	17.27
	238.70	245.40	6.70	3.30	B
incl.	244.49	245.40	0.91	16.01
	251.16	252.07	0.91	1.32

CR-04-14
	162.77	164.30	1.53	6.85
	223.40	226.46	3.06	32.35	A
incl.	223.40	224.93	1.53	53.00
	240.20	241.11	0.91	2.80
	247.81	250.87	3.06	6.30	B

CR-04-15
	193.60	194.51	0.91	1.37
	201.80	202.71	0.91	10.37	A
	211.50	212.41	0.91	1.66
	213.36	214.89	1.53	7.31	B

CR-04-16
	210.30	211.83	1.53	1.45
	235.00	242.32	7.32	6.45	A
incl.	239.57	241.40	1.83	19.28	A

CR-04-17

	454.91	456.74	1.83	1.24	A?

CR-04-18

	332.84	334.67	1.83	4.56	A

	342.90	347.47	4.57	2.76	A

	371.56	372.47	0.91	9.06	B

CR-04-20

	258.17	259.08	0.91	3.00

	277.34	278.25	0.91	3.00

San Diego Property

Under an agreement dated May 18, 2004, the Company has the option to earn a 50% interest in the San Diego Property from Noranda Exploración Mexico, S.A. de C.V. (“Noranda”) by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

In order to maintain the Option in good standing, the Company will be required to incur the following expenditures:
  in the amount of at least CDN$1,000,000 on or before May 31, 2005, in the aggregate amount of at least CDN$3,000,000 on or before May 31, 2006 in the aggregate amount of at least CDN$6,000,000 on or before May 31, 2007 in the aggregate amount of at least CDN$10,000,000 on or before May 31, 2008 in the aggregate amount of at least CDN$15,000,000 on or before May 31, 2009

The Company has committed to Noranda to incur at least CDN$1,000,000 of expenditures on or before May 31, 2005.

Provided Noranda has at least 30% interest in the Property, Noranda will have the right to earn an additional 15% interest in the Property by carrying out a Commercial Feasibility Study prepared in conjunction with a recognized international mining engineering construction firm.

Property Description and Location

The Property consists of five claims totalling 8,232 hectares as outlined in Table I. The majority of the claims were staked by Noranda, other than Carridos (100 hectares) which was acquired by Noranda under option from local ranchers and Carritres (204 hectares) which was acquired by Noranda under option from a prospector. Option payments are outlined in Table II. There are no known royalties or back-in rights on the Property. All the claims are contiguous.

Table I

Claim Name	Exploration Concession	Hectares	Date of Acquisition	Expiry Date

San Diego Fraccion 1	219716	2,455	April 3, 2003	April 2, 2009

San Diego 2 Fraccion 1	221693	4,688	March 12, 2004	March 11, 2010

San Diego 2 Fraccion 2	221694	785	March 12, 2004	March 11, 2010

Carridos	205905	100	October 9, 2002 via agreement	2054[1]

Carritres	215477	204	November 7, 2002via agreement	Feb 21, 2008

1 Conversion to Exploitation Concession in progress – good for 50 years

Table II

				PAYMENT SCHEDULE ($US)

				MONTHS

CLAIM	ON SIGNING	12	18	24	30	36	42	48	54	60	TOTAL

CARRIDOS	$5,000	$7,500		$10,000		$15,000		$200,000			$237,500

(RANCHERS)	9/10/2002	9/10/2003		9/10/2004		9/10/2005		9/10/2006

CARRITRES		$5,000	$5,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$325,000	$395,000

(PROSP)		7/11/2003	7/5/2004	7/11/2004	7/5/2005	7/11/2005	7/5/2006	7/11/2006	7/5/2007	7/11/2007

The Property is located in Michoacan State, Mexico and is situated roughly 200 kilometres west-southwest of Mexico City, approximately 70 kilometres south of Morelia, the state capital, and approximately 15 kilometres north of Nocupetero, the nearest town. The Property is centered around NTS E14, A43, UTM Zone 14: 2118000N, 278000E.

Noranda has 100% title to the San Diego and San Diego 2 claims, and has the right to earn a 100% ownership of the El Carritres and El Carridos concessions once scheduled cash payments are made (see Table II). There are no royalties, back-in rights or any other encumbrances over and above the cash payments. Noranda owns no surface rights on the property and access rights are negotiated before the start of any program that involves damage. At the time that an Exploration Concession is granted the concession owner has the mineral rights for a 6 year period, at which time, the concession must be converted to an Exploitation Concession and is good for a thirty year period that is renewable. Semi annual tax payments must be made in order to keep the claims in good standing. This amount escalates each period and is adjusted for inflation.

The claim application process in Mexico involves surveying the location of a monument to which a geographic description of the claims is referenced.

Other than a few small adits there are no existing mine workings, tailing ponds, waste rock piles or any environmental liabilities of any sort located on the property.

Prior to the commencement of any work program that involves physical damage on the property an environmental report must be submitted and approved. The approval generally takes 7 – 10 days once the report is submitted. A second report must be submitted when the program is finished.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography in the area of the claims is rugged and the Property is deeply dissected with elevations ranging from 700 metres to 1500 metres above sea level. The Property is heavily forested but small, scattered plots that have been cleared for farming also exist. The forest is classified as ‘low deciduous’ in nature. The heavy vegetation precludes detection of the porphyry system with satellite imagery. This area of Mexico is referred to as Tierra Caliente (meaning hotland) and of the four climatic regions in Michoacan, hot, semi-hot, moderate, and dry, this area is classified as hot. The average annual temperature is 230C and rainfall averages 800mm to 1000mm per year.

Previous to the government constructing a 26 kilometre truck road into the area in 2001, access was restricted to horseback or mule. For this reason, the area received little exploration attention in the past. Noranda constructed a 9 kilometre bulldozer trail in January of 2003 that leads from a point near the end of the 26 kilometre road to the center of the Property. Access to the Property is by way of the 26 kilometre road from Nocupetero, the nearest town, and the 9 kilometre bulldozer trail.

Exploration work can be carried out on the Property year round, however it is more difficult and expensive during the rainy season, which occurs from June to the end of October each year.

Because of the early stage of the project and the fact that there has never been any drilling done on the property in the past, there has been no effort made to negotiate the terms for future acquisition of surface rights for a mining operation. Any consideration of mine dump or tailing pond locations will depend on the location of any future exploration success. The area is remote and the nearest power supply is along the paved highway through the village of Nocupetero. A 400 kw power line passes within 30 km of the property to the east. The San Diego River which dissects the Property runs all year. The few people that live in the area comprise subsistence ranchers and their families. No people with mining experience exist locally.

History

There has been no systematic work done on the property in the past. Since there are no regulations requiring that exploration work be filed with the government, one has to rely on information provided by local residents. There is no recollection of when the small adits were dug or any recollection of any company working in the area. Historic claims situated over known copper showings have been small and staked by locals and have tended to lapse without any significant work being done on them. Government maps indicate that the entire claim area is underlain by a granitic batholith but nowhere has this been found in the claim area to date. The silt, soil and ground magnetic surveys and geological mapping conducted by Noranda are the first types of systematic exploration applied to this area. There are no known mineral resources on the property.

Attention was initially drawn to the area as a result of a regional silt sampling survey conducted by the Mexican government’s Consejo de Recursos Minerales in 1998. The Consejo collected silts from a total of 615 sites, of which 7 were in the immediate area of the Property. The mean copper value was 19 parts per million (ppm) with values of 47 ppm, 38 ppm and 34 ppm occurring on what is now the Property.

Kennecott took 46 silt samples in and around the Property in 2001. The mean copper value was 67 ppm and four samples contained greater than 100 ppm with a maximum value of 430 ppm.

A discussion of the silt sampling program by Noranda is included in under Exploration Results.

Geological Setting

The west coast of Mexico forms part of the porphyry copper Cordilleran belt stretching from Chile to Alaska. In Mexico, the porphyry copper related occurrences are concentrated in the states of Sonora – Sinaloa, and Michoacan – Guerrero (Sierra Madre de Sur) and are associated with Laramide aged intrusives (late Cretaceous – early Tertiary). Deposition of thick Tertiary volcanics continued after the intrusive event, and form a prominent mountain chain stretching the length of Mexico.

In Michoacan, Pre-Laramide rocks comprise Mesozoic marine sedimentary rocks and a late Paleozoic – early Mesozoic volcano – sedimentary metamorphic complex.

Deposition of thick continental sediments began in the Tertiary and was followed by a period of mafic to felsic volcanism. Deposition of clastic sediments continued both during and after the volcanism. North directed recent subduction along an east – west axis has produced the Neovolcanic Plateau that stretches across southern Mexico and has produced extensive basalt mesas and volcanoes that remain active today.

The geology in the vicinity of the San Diego property consists of a metamorphic complex unconformably overlain by extensive Tertiary volcanics that were locally intruded by early Tertiary dioritic to granitic batholiths. Thick Quarternary basalts of the Neovolcanic belt are found to the north and west of the project area.

Within the claim block, a chalcopyrite (+/- molybdenite) bearing phyllic alteration zone is exposed along the San Diego River and in adjacent streams over an area of about 1500 x 500m. A potassically altered breccia zone has been located within the phyllic zone and it too contains chalcopyrite. The alteration and mineralization are hosted by a pyrite/pyrrhotite bearing quartz diorite porphyry that coincides with the airborne magnetic high that characterizes the central portion of the Property.

Since the mineralized porphyry is only exposed at lower elevations near the San Diego River, it is not known how much of the metamorphic complex on the hillsides is underlain by porphyry and at what depth. Very high copper values in the silt survey are associated with the exposed altered and mineralized porphyry. Copper values reflecting buried mineralization in areas over the metamorphic complex would be much more subtle than those from streams draining the exposed mineralization and the moderate strength anomalies clustered in the western portion of the claim block could be indicative of a buried porphyry system.

Mineralization

copper and molybdenite mineralization occur in various igneous and alteration phases within the exposed porphyry system. Live limonite (crimson red hematite after chalcocite) occurs in multiple veinlets at higher elevations where leach cap is exposed along newly established bulldozer roads. The veinlets are hosted by variably bleached metamorphic complex as well as by quartz feldspar porphyry dikes that exhibit phyllic alteration. Chalcocite has been seen in creeks in locally derived float topograhically downhill from the leach cap zone. At the lowest elevations on the property along the San Diego River fresh sulphides are dominant with only weak surficial oxidation present. Common sulphides are fine grained chalcopyrite, pyrite, pyrrhotite and minor molybdenite. In the potassically altered breccia zone, coarse clots of chalcopyrite usually surrounded by malachite occur in vugs in irregular quartz clots and veins. The host rock is a biotite granodiorite porphyry.

Exploration Results

Grid cutting began at the end of 2002 and was finished early in 2003. A total of 28.6 line km of grid was established with 2 km long lines at 200m spacing. Lines were surveyed and stations established using a GPS base station system.

Soil Geochemistry

In 2003 Noranda carried out a soil sampling survey over the grid covering the main part of the porphyry system, the surrounding metamorphic rocks and the mapped alteration. Samples were taken at 50 metre intervals on 200 metre spaced lines. The soil survey indicates a well defined copper and molybdenum anomaly surrounded by a zone that is high in lead and zinc.

The copper soil anomaly covers a 2.5 km x 1 km area with copper values greater than 400 parts per million (ppm), and includes anomalous areas greater than 800 ppm, greater than 1200 ppm and spot highs greater than 2000 ppm with a maximum of 3340 ppm. The molybdenum anomaly is coincident with the copper anomaly and is outlined by molybdenum values greater than 10 ppm and spot highs greater than 200 ppm. There is a gold anomaly coincident with the copper and molybdenum anomalies with gold values greater than 10 parts per billion (ppb) with spot highs greater than 200 ppb, greater than 400 ppb and as high as 660 ppb. Further work will be required to determine how the gold is related to the porphyry copper system.

Although the metamorphic complex looks weakly altered in the area outside of the copper anomaly, it is readily apparent from the lead and zinc values in the soil sampling results that it was permeable to fluids emanating from the porphyry. The drop off in copper values along the northwest edge of the main copper soil anomaly corresponds to the leach cap zone. The porphyry alteration/mineralization system is thought to be larger than indicated by the soil anomaly as a result.

Silt Survey

Noranda collected 324 silt samples in 2002 from the Property and surrounding area. The mean copper value was 69 ppm, 26 samples contained copper values greater than 100 ppm, 6 samples contained copper values greater than 500 ppm and the maximum value was 1,088 ppm.

Ground Magnetic Survey

A ground magnetic magnetic survey was done by Cartwright Geophysics of Vancouver Canada over the grid. The strongest magnetic feature is concentrated in the northern portion of the grid. Ground truthing of this feature indicated that it was due to an unaltered, fresh looking, strongly magnetic diabase dyke. The potassically altered breccia zone exposed along the San Diego River corresponds to an isolated weak magnetic feature and a strong magnetic feature roughly 200m in diameter underlies a hill which created a pronounced bend in the San Diego River. This magnetic feature coincides with the strongest molybdenum anomaly on the grid. The feature of most interest however, is the magnetic large scale low that coincides very well with the copper soil anomaly. It appears that the mineralization / alteration system is open to the northeast as well as to the south.

Geology of the Claims

Only a small portion of the claim block has been mapped. The northern portion of the mapped area is dominated by a topographically prominent area of post mineral andesite tuff and agglomerate/conglomerate. This andesite sits unconformably on a metamorphic complex comprising muscovite facies slate, meta felsite, and coarse grained meta-intrusive. At lower elevations along the San Diego River and several of its tributaries, porphyritic intermediate to felsic intrusive phases are exposed. The dominant phases are hornblende quartz diorite porphyry, diorite porphyry, both of which have been intruded by younger biotitic granodiorite porphyry. Chalcopyrite, molybdenite and disseminated pyrite are mostly associated with the granodiorite porphyry and chalcopyrite with minor molybdenite occurs in the diorite and quartz diorite porphyries.

A classic alteration pattern was mapped which shows a potassically altered breccia zone within a phyllic zone which lies within a peripheral propylitic zone. The high copper zone from the soil survey coincides with the zone of phyllic alteration.

A leach cap is exposed along the bulldozer road established by Noranda at an elevation of ~ 300m above the river level. Beneath this zone is a zone of mixed oxides and sulphides, and fresh sulphides are dominant along the San Diego River with only weak surficial oxidation present. Scattered occurrences of chalcocite have been noted along some of the intermittent tributaries but due to the limited exposure the only way to properly determine the extent and degree of secondary enrichment will be by drilling.

High levels of copper in silts to the south of the known area of mineralization/alteration were invariably located near felsic porphyry dikes intruding the metamorphic complex. These dikes contain low levels of disseminated chalcopyrite and molybdenite and indicate that the main body of the porphyry probably underlies that particular area as well but is obscured by the metamorphic complex.

Rock chip sampling was done along outcrops exposed along the new bulldozer trail, as well as along exposures in streams and outcrops adjacent to the San Diego River. The copper and molybdenum values in the rock chips generally reflect the level of copper and molybdenum values in the soils in the area. Higher soil values are found than rock chip samples on the grid and the only way to determine the relationship of the soil values to the underlying unoxidized bedrock values will be by drilling.

The maximum values for copper, molybdenum and gold in the rock chip samples were 2330 ppm, 235ppm, and 122 ppb respectively. The mean values for all the rock chips taken for copper, molybdenum and gold were 582 ppm, 48 ppm, and 13 ppb with standard deviations of 443, 54 and 18 respectively.

Drilling

No drilling has been carried out on the Property or surrounding area by Noranda or anyone else.

2004/2005 Program

In advance of diamond drilling, a 1,077 line kilometre airborne magnetic survey covering an area of 12.5 kilometres by 12.5 kilometres was completed on the San Diego Property. The survey appears to have outlined the intrusive complex which hosts the porphyry copper system outlined on surface by hydrothermal alteration and by copper, molybdenum and gold geochemical anomalies. The interpreted intrusive complex is substantially larger than the porphyry copper system outlined on surface.

The soil geochemical grid has also been extended to the northeast, southwest and southeast in the area of the main geochemical anomaly. The main copper and molybdenum geochemical anomaly has been closed off and is totally surrounded by a well defined zinc halo. The copper anomaly has been expanded to 3.5 kilometres by 2.0 kilometres. The coincident molybdenum anomaly is slightly smaller than the copper anomaly.

The gold geochemical anomaly has not been closed off, especially to the southwest, and the higher gold values are not coincident with the higher copper and molybdenum values.

A more subtle copper geochemical anomaly, (greater than 100 ppm) with related molybdenum and gold values, is located approximately 4.5 kilometres northwest of the main geochemical anomaly. Geological mapping and prospecting is required to determine its significance.

A 35 line kilometre Induced Polarization (IP) survey on 600 metre spaced lines is underway. The results of the IP survey will be used in conjunction with geology and geochemistry to identify and prioritize drill targets.

Site preparations for a 3,000 metre diamond drill program are in progress and drilling is scheduled to begin in early January.

The Company has committed to spending CDN$1,000,000 on exploration by May 31, 2005. Exploration work is being conducted by the project operator, Noranda Exploracion Mexico, S.A. de C.V., under the guidance of a management committee comprised of representatives from the Company and Noranda.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

All statements other than statements of historical facts included in this Report, including, without limitation, the statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, plant and equipment” and located elsewhere herein regarding industry prospects and the Company’s financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under “Item 3(C) – Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

A. Operating Results

United States Generally Accepted Accounting Principles

See note 12 to the financial statements for the material differences between Canadian GAAP and United States GAAP as applicable to the Company's operations.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with Canadian GAAP, which conform in all material respects to United States GAAP, except for those items disclosed in note 14 of the Notes to the Consolidated Financial Statements. For United States readers, the Company has detailed the differences and has also provided a reconciliation of the differences between the United States and Canadian GAAP, where applicable, in note 14, as referred to above.

The preparation of the Company’s Consolidated Financial Statements requires it make estimates and judgments that affect its reported amounts of assets, liabilities, revenues and expenses. The amounts recorded for valuation of non-producing mineral properties, future income taxes, useful lives of capital assets and valuation of long-term investments are based on estimates. Furthermore, on an ongoing basis, the Company evaluates its estimates, including those related to asset impairment and contingencies. These estimates are all based on information that is currently available to the Company and on various other assumptions that it believes to be reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material. Actual results could vary from those estimates under different assumptions and conditions.

The Company lists all of its significant accounting policies in note 2 to its Consolidated Financial Statements. Of those significant accounting policies listed in note 2 to the Consolidated Financial Statements, the Company has identified the following critical accounting policies, which are believed to be the most critical in fully understanding and evaluating the reported financial results:

Accounting for Exploration Expenditures and Mineral Property Acquisition

All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds and is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

Accounting for Stock-based Compensation

Effective August 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after August 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

The fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to stock options – shareholders’ equity, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with the related portion of stock options – shareholders’ equity is credited to share capital.

Future Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The value of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

Differences between Canadian GAAP and U.S. GAAP

The following discussion of operating results and liquidity and capital resources is based on the Company’s Canadian GAAP financial statements (see Item 17). The Company has provided a reconciliation of Canadian GAAP to U.S. GAAP in the financial statements (note 12).

Fiscal year ended July 31, 2004 compared to fiscal year ended July 31, 2003

During the year ended July 31, 2004, the Company incurred a loss of $968,916 (2003 - $665,834). The Company’s loss per share was $0.05 for 2004 compared to a loss per share of $0.09 for 2003. The decrease in the loss per share is primarily attributable to the increase in the weighted average number of shares outstanding from 7,792,644 in 2003 to 19,228,797 in 2004.

During the year, the Company spent $302,754 (2003 - $268,517) on exploration of its Cape Ray property. The Company received $115,735 (2003 - $77,897) from the Government of Newfoundland and Labrador through their Junior Company Exploration Assistance Program. These monies are used to offset exploration expenditures.

During the year, the Company spent only $500 (2003 - $45,843) on its South Quinn property as this property has been optioned to Bayswater Ventures Corp.

The Company began to incur exploration costs on its San Diego property during the fourth quarter of fiscal 2004. The Company spent $97,447 (2003 - $nil) on exploration with the majority of the first year’s spending to come during the 1st and 2nd quarter of fiscal 2005.

Effective August 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after August 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to earnings of $273,278 (2003 - $nil) for the year ended July 31, 2004 for stock options granted to employees and directors.

Throughout the bulk of the year, Management curtailed travel and promotion as the Company was only carrying out a limited exploration program. This has also resulted in a corresponding decrease in printing and telephone and communication costs. It is expected that travel and promotion costs will increase during the 2005 fiscal year because of the exploration program on the San Diego Project.

The Company paid management fees of $68,072 (2003 - $nil). Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The Company’s business and projects required a greatly increased amount of management time during fiscal 2004 compared to 2003. Also, the Company paid certain members of management $65,561 (2003 - $nil) for geological technical services, which are included in exploration expenditures. In total, the Company paid $46,883 (2003 - $nil) to the President, $35,250 (2003 - $nil) to the Chairman of the Board and $51,000 (2003 - $nil) to the exploration manager.

Starting in July 2004, the Company will be paying its non-executive directors (Mr. Sadler and Mr. Gibbons) $1,000 per month.

The Company paid an arms-length private company $86,000 (2003 - $52,000) for accounting, secretarial and general administrative services and paid the same private company $10,000 (2003 - $13,000) for rent.

The Company’s interest income has increased by $31,778 in 2004 over 2003 because the Company’s cash balance has been much higher during the year compared to 2003.

Fiscal year ended July 31, 2003 compared to fiscal year ended July 31, 2002

The Company incurred a loss of $665,834 (2002 - $148,220). The Company’s loss per share was $0.09 for 2003 compared to a loss per share of $0.04 for 2002. The Company resumed active business in June 2002 and as a result operating expenses were significantly higher in 2003 compared to 2002. Almost every line item on the statement of operations has increased significantly in 2003.

Effective July 31, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change in accounting policy has been applied retroactively to 2002 and has increased the 2003 net loss by $236,463 (2002 - $nil) and loss per share by $(0.03) (2002 - $nil).

Under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, mining assets without established mineral reserves are required to be classified as intangible assets. Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

Under CICA Handbook Section 3061, Property, Plant and Equipment, and Emerging Issue Committee Abstract 126, Accounting by Mining Enterprises for Exploration Costs, mining enterprises that have not established mineral reserves are not precluded from considering the capitalized costs of acquired mineral rights to have characteristics of property, plant and equipment. The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized as property, plant and equipment. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-lived Assets.

The Company has interpreted the adoption of CICA Handbook Sections 1581 and 3062 and has determined that it is not required to change its accounting for the cost of its contract based mining assets. Regardless of whether the unproven mineral property claims are classified as intangible assets or property, plant and equipment, there is no material difference to the financial statements of the Company for the years ended July 31, 2003, 2002 and 2001.

The CICA may provide additional guidance that requires accounting for mining assets that differs from the Company’s interpretation.

Of the $236,463 expended on exploration during 2003, $190,620 was expended on the Cape Ray property, net of $77,897 in government grants received during the year. The Company completed two drill programs on the Cape Ray property. The Company spent only $45,843 on the South Quinn property as it optioned the property to Bayswater in May 2003.

Management of the Company has traveled extensively throughout Canada and Europe to promote the Company and to seek additional equity financing for the exploration and option commitments on its two projects and for general working capital.

During the year ended July 31, 2003, the Company revised and updated its internet web site (www.terranovagold.com), printed promotional material, enhanced shareholder communication and incurred consulting services to help obtain and manage its Berlin Stock Exchange and Frankfurt Stock Exchange listings.

In October 2002, the Company was approved for listing on the Berlin Stock Exchange. The Company paid $9,456 in consulting services and $7,942 in filing fees to obtain the Berlin listing. In May 2003, the Company was approved for listing on the Frankfurt Stock Exchange.

Office and miscellaneous, printing and telephone and communications have increased by $51,427 over 2002. During 2003, the Company disseminated more news releases to a broader range of shareholders and potential investors, printed a greater quantity of brochures, news releases and financial statements, and incurred significant postage and mailout costs associated with the Extraordinary General Meeting held on April 9, 2003.

The Company has made no payments to any of its directors or officers except $16,000 was paid to the secretary for services provided to the Company, which services included responding to shareholder inquiries.

The Company paid a private company $52,000 (2002 - $nil) for accounting, secretarial and general administrative services and paid the same private company $13,000 (2002 - $nil) for rent. Rent has increased in 2003 because the Company has increased the amount of office space that it is using.

The Company purchased new geological computer software for $10,347 during year. This software will help the Company model the Cape Ray Project deposits in three dimensions.

B. Liquidity and Capital Resources

As at July 31, 2004, the Company had working capital of $2,230,498 compared to a working capital deficit of $9,774 at July 31, 2003. The increase in working capital is mainly attributable to the completion of an investment agreement which netted the Company $2,159,406 and the completion of a private placement in May 2004 which netted the Company $685,827. The bulk of these funds have been invested in short term money market instruments while the remaining funds have been used for exploration and general working capital.

On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. (“ORCH”), a company whose shares trade on the Alternative Investment Market (“AIM”) of the London Stock Exchange, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the “Units”) at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the “Note”) in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the “Conversion Shares”), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376.

On May 21, 2004, the Company issued 2,018,070 common shares at $0.35 per share for gross proceeds of $706,325 pursuant to a private placement. Along with the common shares, the Company issued 2,018,070 warrants entitling the holder to purchase one additional common share at a price of $0.35 per share until May 10, 2006. Of the 2,018,070 common shares and 2,018,070 warrants issued, 336,785 were flow-through common shares and 336,785 were flow-through warrants exercisable into flow-through common shares. The Company paid $20,498 in finders’ fees.

During the fiscal year, the Company received $245,900 pursuant to the exercise of 1,228,000 warrants.

In order for the Company to keep its Cape Ray and San Diego property options in good standing, the Company must make the following cash payments and the following exploration expenditures during fiscal 2005:

	Cape Ray	San Diego	Total

Option payments	$ 55,000	$ -	$ 55,000
Exploration	383,471	913,372	1,296,843

	$ 438,471	$ 913,372	$ 1,351,843

It is expected that the Company’s current working capital will be sufficient to meet its exploration commitments and its operating costs for 2005.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of November 30, 2004 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies
			Company	Position

David Patterson	51	Chief Executive Officer and Director	Donner Minerals Ltd. Knight Resources Ltd.	CEO and Director CEO and Director

Harvey Keats	59	President and Director	Donner Minerals Ltd. Knight Resources Ltd.	President and Director President and Director

Kerry Sparkes	41	Director	Donner Minerals Ltd. Knight Resources Ltd.	Director Director

Rex Gibbons	58	Director	n/a	n/a

Laurie Sadler	59	Director	Donner Minerals Ltd. Knight Resources Ltd. Coastport Capital Inc.	Director Director CEO and Director

Shirley Mooney	62	Secretary	Harlow Ventures Inc.	President and Director

B. Executive Compensation

The following table sets forth the compensation paid, and benefits in kind granted to the Directors and members of the Company’s administrative, supervisory or management bodies for the year ended July 31, 2004.

Name and Principal Position	Annual Compensation			Long Term Compensation
	Salary ($)
		Bonus ($)	Other Annual Compen-sation ($)	Awards Restricted Stock Award(s) ($)	Payouts
					Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)

Harvey Keats[1] President	nil	nil	46,833	nil	700,000	nil

David Patterson[2] Chairman	nil	nil	35,250	nil	725,000	nil

Rex Gibbons[3] Director	nil	nil	1,000	nil	110,000	nil

Kerry Sparkes[4] Director	nil	nil	51,000	nil	325,000	nil

Laurie Sadler[5] Director	nil	nil	1,000	nil	150,000	nil

Shirley Mooney[6] Secretary	nil	nil	500	nil	200,000	nil

(1) Paid to Keats Consulting Inc., a private company controlled by Harvey Keats.
(2) Paid to Elysian Enterprise Inc., a Patterson family private company.
(3) Paid to Rex Gibbons for Director’s fees.
(4) Paid to Sparkes Consulting Ltd., a private company controlled by Kerry Sparkes.
(5) Paid to Laurie Sadler for Director’s fees.
(6) Paid to Shirley Mooney, payment represents services provided to the Company.

Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company.

Compensation of Directors

On July 1, 2004, the Company began to compensate its outside/independent directors, namely Rex Gibbons and Laurie Sadler, by paying them $1,000 per month. In addition, during the fiscal year ended July 31, 2004 the Company used the services of directors and companies owned by directors in order to supervise all geological activities, as well as provide management and other services. These transactions occurred in the normal course of operations. In this regard, the Company paid during the past fiscal year: (i) Keats Consulting Inc., a private company beneficially owned by Harvey Keats, the President and a director of the Company, $46,883 for providing management, geological and technical services to the Company; (ii) Sparkes Consulting Ltd., a private company beneficially owned by Kerry Sparkes, a director of the Company, $51,000 for providing management, geological and technical services to the Company; and (iii) Elysian Enterprises Inc., a Patterson family private company, $35,250 for management services provided by David Patterson, a director of the Company.

During the fiscal year ended July 31, 2004, the Company granted an aggregate of 2,010,000 stock options to its directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

Options

The Company maintains a “fixed” Stock Option Plan whereby a maximum of 4,008,840 common shares, may be reserved for issuance pursuant to the exercise of options. As at December 31, 2004 3,735,000 stock options are outstanding pursuant to the Stock Option Plan. The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The following information is intended as a brief description of the Stock Option Plan:

1. The exercise price of stock options granted under the Stock Option Plan, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2. The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding ten years from the date on which the board of directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

See Item 6(e) for details of the stock options held by all of the Company’s Directors and members of its administrative, supervisory and management bodies.

C. Board Practices

The Board of Directors of the Company is currently comprised of Harvey Keats, David Patterson, Kerry Sparkes, Rex Gibbons and Laurie Sadler. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Keats, Gibbons and Sadler. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual audited financial statements. The committee is also responsible for approving the annual audited Financial Statements and recommending them to the Board.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company’s administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons’ responsibilities following a change of control.

Conflicts of Interest

Mr. Keats, Sparkes, Patterson, Gibbons and Sadler, the directors of the Company, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange, and which engage in mineral resource exploration and development activities. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

D. Employees

In the past three financial years, the Company has not had any employees, other than the Company's officers and directors. Three of the Company’s directors are geologists. The Company also retains the services of independent geologists, geological engineers and administrative consultants on a contract basis.

E. Share Ownership

The following table lists as of November 30, 2004, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date

David Patterson	1,225,500	5.21%	725,000 50,000		$0.35 $0.35	March 4, 2006 August 6, 2006

Harvey Keats	Nil	0%	700,000 75,000		$0.35 $0.35	March 4, 2006 August 6, 2006

Kerry Sparkes	Nil	0%	325,000 75,000		$0.35 $0.35	March 4, 2006 August 6, 2006

Rex Gibbons	Nil	0%	40,000 60,000 50,000		$0.40 $0.35 $0.40	August 21, 2004 March 4, 2006 July 1, 2006

Laurie Sadler	Nil	0%	150,000		$0.40	July 1, 2006

Shirley Mooney	Nil	0%	150,000 50,000 50,000		$0.35 $0.40 $0.35	March 4, 2006 July 1, 2006 August 6, 2006

(1)   The percentage ownership is based on 23,508,050 shares outstanding as of December 31, 2004.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2004, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Shares Held (%) (1)	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date

David Patterson	1,225,500	5.21%	Nil

Ocean Resources Holdings Plc.	10,825,966	46.05%	2,000,000	$0.45	Sept. 8, 2005

(1)   The percentage ownership is based on 23,508,050 shares outstanding as of December 31, 2004.

David Patterson has acquired an option from Ocean Resources Capital Holdings Plc. (‘ORCH’) to acquire 5,000,000 commons shares of the Company held by ORCH at a price of $0.45 per common share until August 18, 2005.

As of November 8, 2004 the Company had 330 shareholders of record of which 17,373,2067 (73.90%) shares were held by 131 shareholders of record resident in Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B. Related Party Transactions

Related party transactions are disclosed in note 8 of the financial statements. In addition to management and director fees, the Company entered into a one year lease with ViewNorth Properties Ltd., (“ViewNorth”) whereby the Company pays $2,000 per month for rent for its executive offices and $500 per month for operating costs effective June 1, 2004. The Company and ViewNorth have a common director. The Company also purchased office furniture in the amount of $4,069 from a company owned by a spouse of a director.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statement and Other Financial Information

See Item 17 for the Company’s Financial Statements.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B. Significant Changes

None.

Item 9. THE LISTING

A. Listing Details and Markets

The Common Shares of the Company are listed on the TSX Venture Exchange under the symbol TGC and on the and Frankfurt Stock Exchange under symbol GLT. The Company's primary listing is on the TSX Venture Exchange. The following table sets out the market price range of the Common Shares on the TSX Venture Exchange within each of the periods indicated:

Market Prices	High ($)	Low ($)	Average Trading Volume

Annual High and Low Fiscal 2004 Fiscal 2003 Fiscal 2002 Fiscal 2001 Fiscal 2000	0.47 0.72 0.46 0.80 0.80	0.22 0.15 0.10 0.11 0.21	24,894 22,574 8,037 2,075 1,113

Quarterly High and Low
Fiscal 1st Quarter – 2004
Fiscal 2nd Quarter – 2004
Fiscal 3rd Quarter – 2004
Fiscal 4th Quarter - 2004

Fiscal 1st Quarter – 2003
Fiscal 2nd Quarter – 2003
Fiscal 3rd Quarter – 2003
Fiscal 4th Quarter – 2003
	0.37 0.32 0.40 0.47 0.72 0.56 0.46 0.30	0.22 0.22 0.22 0.28 0.32 0.38 0.15 0.16	15,580 24,913 30,034 29,047 18,323 14,160 21,050 36,761

Most Recent Six Months December 2004 November 2004 October 2004 September 2004 August 2004 July 2004	0.28 0.36 0.37 0.36 0.36 0.43	0.19 0.23 0.31 0.27 0.26 0.34	18,527 24,990 14,910 31,209 6,076 11,147

There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

The Form 20-F registration statement became automatically effective, December 16, 2002, being 60 days from the date of the first filing of the Form 20-F being October 15, 2002. As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Exchange Act including:

  filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP or reconciled to US GAAP; and
  filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company will not be subject to the reporting obligations of the proxy rules of Section 14 of the Exchange Act nor the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Item 10. ADDITIONAL INFORMATION

A. Memorandum and Articles of Incorporation

The information called for by Item 10.B has been reported previously in the Company’s registration statement on Form 20-F dated February 19, 2004.

B. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See ”Item 10(D) – Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

C. Taxation

The following is a general discussion of material possible Canadian and United Sates federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.

IT IS RECOMMENDED THAT HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANYCONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U. S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

A “U.S. Resident” means a U.S. Holder who (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Convention”); (ii) is not currently, nor has previously been a resident of Canada or deemed to be a resident of Canada for the purposes of the Income Tax Act (Canada) (herein referred to as the “Canada Tax Act”) at any time while the holder has held common shares; (iii) holds his or her common shares as capital property; (iv) deals at arm’s length with the Company for the purposes of the Canada Tax Act; and (v) does not use or hold, and is not deemed under the Canada Tax Act to use or hold, such common shares in carrying a business or performing independent services in Canada. Common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the current provisions of the Canada Tax Act and the regulations (the “Regulations”) enacted thereunder as at the date hereof, the Company’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency, all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by the Minister of Finance before the date hereof (the “Proposed Amendments”) and the provisions of the Convention as at the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations (see “United States Federal Income Tax Consequences” below), and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislation decision or action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

Distribution on Common Shares of the Company

Under the Convention, dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident in respect of the common shares will generally be subject to Canadian withholding tax at a rate of 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company or 15% of the gross amount of the dividends if the beneficial owner of the dividends is any other U.S. Resident (other than certain exempt organizations referred to in Article XXI of the Convention).

For tax years beginning after December 31, 2002, qualified dividends received by certain U.S. shareholders from a qualified foreign (non-U.S.) corporation are subject to a reduced rate of tax. Dividends received from a foreign corporation that was a foreign personal holding company, foreign investment company, or passive foreign investment company in either the taxable year of the corporation in which the dividend was paid, or the preceding taxable year are not qualified dividends (see discussion below regarding the Corporation’s status as a passive foreign investment company).

Disposition of Common Shares of the Company

A U.S. Resident will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless such common shares are “taxable Canadian property”, as defined in the Canada Tax Act, to the U.S. Resident. The common shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five –year period ending at the time of the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Company were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length or such U.S. Resident together with such persons, or (ii) the U.S. Resident’s common shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of common shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Company do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders’ federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sales of exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sales of Company’s common shares, will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than twelve months. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later taxation years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and is either a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may elect to be subject to United States federal income taxation under one of two alternative tax regimes. In the event that no such election is made, the PFIC rules will apply. The following is a discussion of the two alternative elective tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (See more detailed discussion at “Controlled Foreign Corporation” below).

Assuming that the Company satisfies record-keeping requirements, a U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. The IRS has issued final regulations that provide procedures for a U.S. person to make the annual mark-to-market election for marketable stock held in a PFIC. These regulations are effective for tax years beginning on or after May 3, 2004. U.S. Holders are encouraged to consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

D. Documents on Display

The Documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company’s common shares are listed on the TSX Venture Exchange and are bought and sold in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for gold and copper. In the past gold and copper prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for gold and copper, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of gold or copper. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

Item 13. DEFAULTS, DIVIDENTD ARREARAGES AND DELINQUENCIES

None

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

None

Item 15. CONTROLS AND PROCEDURES

As of July 31, 2004 ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO"), of the effectiveness of our disclosure controls and procedures. Based on the evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's CEO, including during the period in which this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Laurie Sadler of the Audit Committee meets the requirements of an “audit committee financial expert: as defined in Item 16A of Form 20-F.

Item 16B. CODE OF ETHICS

The Company is in the process of preparing a code of ethic that applies to all the Company’s Officers, including the President and the Chief Executive Officer. A code of ethics has not been adopted at the date of this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Morgan & Company acted as the Company’s independent registered Chartered Accountant for the fiscal periods ended July 31, 2004, 2003 and 2002. The chart below sets forth the total amount billed the Company by Morgan & Company for services performed in the years 2004 and 2003 and breaks down these amounts by category of service in Cdn$:

	Year 2004 $	Year 2003 $

Audit	13,401	9,821

Tax	630	960

All Other Fees	Nil	Nil

“Audit Fees” are the aggregate fees billed by Morgan & Company for the audit of the Company’s annual financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

“Tax Fees” are fees for professional services rendered by Morgan & Company for tax compliance and tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominate and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Morgan & Company. Any services provided by Morgan & Company that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

PART III

Item 17. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The Report of the Independent Registered Chartered Accountant, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Report of the Independent Chartered Accountant, Morgan & Company, is included herein immediately preceding the respective financial statements, notes, schedules, etc.

Financial Statements:

Report of the Independent Registered Chartered Accountant dated October 6, 2004

Balance Sheets as of July 31, 2004 and July 31, 2003

Statements of Loss and Deficit for the Years Ended
July 31, 2004, July 31, 2003 and July 31, 2002

Statement of Cash Flows for the Years Ended
July 31, 2004, July 31, 2003 and July 31, 2002

Statement of Shareholders Equity for the Years Ended
July 31, 2004, July 31, 2003 and July 31, 2002

Notes to the Financial Statements

Schedule of Exploration Expenditures for the Years Ended
July 31, 2004, July 31, 2003 and July 31, 2002

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 18. FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19. EXHIBITS

1.1   Memorandum and Articles of Incorporation (Previously Filed)

4.1   Certificates of Name Change (Previously Filed)

4.2   Option Agreement dated May 24, 2002 between the Company and South Coast Ventures Inc. regarding the    South Quinn Lake Property (Previously Filed)

4.3   Technical Report dated June 17, 2002 on the South Quinn Lake Property (Previously Filed)

4.4   Option Agreement dated August 20, 2002 between the Company and South Coast Ventures Inc. regarding the Cape Ray Property (Previously Filed)

4.5   Option Agreement dated May 7, 2003 between the Company and Bayswater Ventures Corp. regarding the South Quinn Lake Property (Previously Filed)

4.6   Letter Agreement dated May 18, 2004 between the Company and Noranda Exploration Mexico, S.A. De C.V. regarding the San Diego Property

12.1   Certification of Harvey Keats required by Rule 13a-14(a)

12.2   Certification of David Patterson required by Rule 13a-14(a)

13.1   Section 906 of the Sarbanes-Oxley Act of 2002, Certification of Harvey Keats

13.2   Section 906 of the Sarbanes-Oxley Act of 2002, Certification of David Patterson

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual repot on its behalf.

Dated: January 31, 2005                     Terra Nova Gold Corp.

                            By:   /s/Harvey Keats/s/
                                                     Harvey Keats,
                                                           President

MORGAN
& COMPANY
CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To the Shareholders of Terra Nova Gold Corp. (an exploration stage company)

We have audited the balance sheets of Terra Nova Gold Corp. as at July 31, 2004 and 2003, and the statements of operations, cash flows, and shareholders’ equity for each of the years in the three year period ended July 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2004 in accordance with Canadian generally accepted accounting principles.

On October 6, 2004, we reported separately to the shareholders of Terra Nova Gold Corp. on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada                           “Morgan & Company”

October 6, 2004                                                   Chartered Accountants

Comments By Auditors’ For U.S. Readers On Canada-United States Reporting Difference

To the Shareholders of Terra Nova Gold Corp. (an exploration stage company)

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) to describe changes in accounting policies that have been implemented in the financial statements as follows:

i)   Effective August 1, 2003, the Company prospectively changed its accounting policy for stock based compensation and other stock based payments; and
ii)   Effective August 1, 2002, the Company retroactively changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred.

The impact of these changes in accounting policies is set out in Note 3 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Oversight Board (United States), our report to the Shareholders, dated October 6, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada                           “Morgan & Company”

October 6, 2004                                                Chartered Accountants

Tel: (604) 687-5841                                                P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075                                                1488 - 700 West Georgia Street
www.morgan-cas.com                                                Vancouver, BC  V7Y 1A1

Terra Nova Gold Corp.

Financial Statements

TERRA NOVA GOLD CORP.
(An exploration stage company)
Balance Sheets
(Canadian Dollars)

	July 31,	July 31,
	2004	2003

ASSETS

Current
Cash and cash equivalents	$ 337,120	$ 43,501
Short term investments	1,780,981	-
Amounts receivable	12,221	18,064
Advances for exploration	129,792	4,010
Prepaid expenses	8,631	-

Total Current Assets	2,268,745	65,575

Property, plant and equipment (note 4)	18,961	7,859

Unproven mineral property claims (note 5)	270,082	137,540

Total Assets	$ 2,557,788	$ 210,974

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 38,247	$ 67,049
Loans payable	-	8,300

Total Liabilities	38,247	75,349

Shareholders' equity
Share capital (note 6)
Authorized - 100,000,000 common shares without par value
Issued and outstanding - 23,508,050 (2003 - 9,158,236)	14,874,442	11,794,888
Stock options (note 7)	273,278	-
Deficit	(12,628,179)	(11,659,263)

Total Shareholders' Equity	2,519,541	135,625

Total Liabilities and Shareholders' Equity	$ 2,557,788	$ 210,974

Commitments (note 5)

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Operations
(Canadian Dollars)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2004	2003	2002

Expenses
Accounting and audit fees	$ 14,031	$ 13,781	$ 24,135
Administration fees	86,000	52,000	-
Amortization	9,149	5,845	839
Consulting fees	12,069	41,056	46,188
Directors fees	2,000	-	-
Exploration expenditures (see schedule)	284,966	236,463	-
Filing and transfer agent fees	30,447	27,796	13,454
Legal fees	21,181	46,649	27,178
Management fees	68,072	-	15,000
Office and miscellaneous	35,857	43,062	6,789
Promotion	86,284	110,624	4,899
Rent	16,087	27,400	2,600
Stock-based compensation (note 7)	273,278	-	-
Telephone and communications	13,401	19,386	4,232
Travel	42,252	33,242	16,189
Less: interest income	(33,543)	(1,765)	(435)

Loss before other items	(961,531)	(655,539)	(161,068)

Other items
Loss on disposal of property, plant and equipment	(7,385)	-	-
Gain on sale of marketable securities	-	3,105	12,848
Write-down of marketable securities	-	(13,400)	-

Loss for the year	$ (968,916)	$ (665,834)	$ (148,220)

Basic and diluted loss per share	$ (0.05)	$ (0.09)	$ (0.04)

Weighted average number of
shares outstanding	19,228,797	7,792,644	3,933,978

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Cash Flows
(Canadian Dollars)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
Cash provided by (used for):	2004	2003	2002

Operating activities
Loss for the period	$ (968,916)	$ (665,834)	$ (148,220)
Items not involving cash:
Amortization	9,149	5,845	839
Stock-based compensation	273,278	-	-
Loss on sale of property, plant and equipment	7,385	-	-
Gain on sale of marketable securities	-	(3,105)	(12,848)
Write-down of marketable securities	-	13,400	-
Accrued interest income	(30,981)	-	-
Changes in non-cash operating
working capital items:
Amounts receivable	5,843	(13,645)	(3,846)
Advances for exploration	(125,782)	(4,010)	-
Prepaid expenses	(8,631)	16,929	(16,929)
Accounts payable and accrued liabilities	(28,802)	46,229	18,057

	(867,457)	(604,191)	(162,947)

Financing activities
Loans payable	(8,300)	8,300	-
Common shares issued for cash	3,004,554	355,400	387,500

	2,996,254	363,700	387,500

Investing activities
Purchase of short term investments	(1,750,000)	-	-
Sale of marketable securities	-	28,205	17,848
Mineral property acquisition costs	(57,542)	(26,350)	(6,440)
Purchases of property, plant and equipment	(27,636)	(10,347)	-

	(1,835,178)	(8,492)	11,408

Increase (decrease) in cash and cash equivalents	293,619	(248,983)	235,961

Cash and cash equivalents, beginning of period	43,501	292,484	56,523

Cash and cash equivalents, end of period	$ 337,120	$ 43,501	$ 292,484

Non-cash investing activities:
Shares issued for acquisition
of unproven mineral properties	$ 75,000	$ 102,350	$ 2,400
Acquisition of marketable securities	$ -	$ -	$ 33,500

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Shareholders' Equity
(Canadian Dollars)

					Total
		Common shares without par value			Shareholders'
	Number	Amount	Stock Options	Deficit	Equity

Balance at July 31, 2001	3,893,636	$ 10,947,238	$ -	$ (10,845,209)	$ 102,029
Issuance of common shares for cash	2,925,000	387,500	-	-	387,500
Issuance of common shares for unproven
mineral property claims	20,000	2,400	-	-	2,400
Loss for the year	-	-	-	(148,220)	(148,220)

Balance at July 31, 2002	6,838,636	11,337,138	-	(10,993,429)	343,709
Issuance of common shares for cash	1,742,000	260,400	-	-	260,400
Issuance of common shares for flow-
through private placement	256,756	95,000	-	-	95,000
Issuance of common shares for unproven
mineral property claims	320,844	102,350	-	-	102,350
Loss for the year	-	-	-	(665,834)	(665,834)

Balance at July 31, 2003	9,158,236	11,794,888	-	(11,659,263)	135,625
Issuance of common shares upon
conversion of convertible debenture	10,825,966	2,073,030	-	-	2,073,030
Issuance of common shares for cash	2,909,285	813,649	-	-	813,649
Issuance of common shares for flow-
through private placement	336,785	117,875	-	-	117,875
Issuance of common shares for unproven
mineral property claims	277,778	75,000	-	-	75,000
Fair value of vested stock options	-	-	273,278	-	273,278
Loss for the year	-	-	-	(968,916)	(968,916)

Balance at July 31, 2004	23,508,050	$ 14,874,442	$ 273,278	$ (12,628,179)	$ 2,519,541

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Notes to the Financial Statements
July 31, 2004 and 2003
(Canadian Dollars)

1.   Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The Company’s principal business activity is the exploration of mineral properties.

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.
2.   Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”). Except as indicated in note 12, these financial statements also comply in all material respects with generally accepted accounting principles used in the United States of America.

    a)   Cash and cash equivalents

Cash and cash equivalents include short term money market instruments with terms to maturity, at the date of issue, not exceeding ninety days.

    b)   Short term investments

Short term investments consist of money market instruments with terms to maturity, at the date of issue, greater than ninety days.

c)   Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software100% declining balance per annum
Computer hardware30% declining balance per annum
Office furniture and equipment20% declining balance per annum

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

d)   Unproven mineral property claims

All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds and is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company regularly reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

2.   Significant Accounting Policies (cont’d)

e)   Loss per share

Basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments.

f)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

g)   Stock-based compensation

The Company’s stock-based compensation plan is described in note 7a. The Company has adopted the fair value based method (note 3(a)) to account for the stock-based transactions with employees, non-employees and directors. Accordingly the fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

h)   Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

i)   Comparative figures

The Comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

3.   Change in Accounting Policy

a)    Effective August 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after August 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Previously, the Company used the intrinsic value based method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value based method for stock-based compensation, the Company recorded a charge to operations of $273,278 for the year ended July 31, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, one third vesting on the day of grant, one third vesting twelve months from the day of grant and one third vesting twenty-four months from the day of grant, a weighted average volatility of the Company’s share price of 102%, a weighted average annual risk free interest rate of 2.46% and an expected life of 1.5 years.

3.   Change in Accounting Policy (cont’d)

b)   Effective July 31, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change in accounting policy has been applied retroactively to prior years and has increased the 2003 net loss by $236,463 and loss per share by $0.03.

4.   Property, plant and equipment

	2004			2003

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer hardware	$ 5,515	$ 827	$ 4,688	$ -
Computer software	13,191	11,769	1,422	5,174
Office equipment and furniture	26,418	13,567	12,851	2,685

	$ 45,124	$ 26,163	$ 18,961	$ 7,859

5.   Unproven Mineral Property Claims

The Company’s mineral properties are comprised of three separate option earn-in agreements on properties located in: 1) Cape Ray, Newfoundland and Labrador, Canada; 2) South Quinn Lake, Newfoundland and Labrador, Canada; and 3) San Diego, Mexico.

	Cape	South	San
Property Acquisition Costs	Ray	Quinn	Diego	Total

Balance at July 31, 2002	$ -	$ 8,840	$ -	$ 8,840
Option payments - cash	40,000	5,000	-	45,000
Option payments - shares	80,000	22,350	-	102,350
Option reimbursement	-	(18,750)	-	(18,750)
Staking costs	100	-	-	100

Balance at July 31, 2003	120,100	17,440	-	137,540
Option payments - cash	50,000	-	6,888	56,888
Option payments - shares	75,000	-	-	75,000
Staking costs	-	-	654	654

Balance at July 31, 2004	$ 245,100	$ 17,440	$ 7,542	$ 270,082

South Quinn Lake Property

On May 24, 2002, the Company entered into an option agreement with South Coast Ventures Inc. (“South Coast”) to acquire a 100% undivided interest in and to 36 mineral claims comprising the South Quinn Lake gold property located in central Newfoundland. In order to earn the interest, the Company must pay the optionor $75,000, issue the optionor 300,000 common shares and expend $400,000 on exploration by May 23, 2005 as follows:

5.   Unproven Mineral Property Claims (cont’d)

	Cash		Share		Exploration
Payments to be made on or before	Payments		Payments		Expenditures

May 23, 2002	$ 5,000	(paid)	20,000	(issued)
November 23, 2002	$ 5,000	(paid)	30,000	(issued)
May 23, 2003	$ 15,000	(paid)	75,000	(issued)
May 23, 2004	$ 20,000	(paid)	75,000	(note 5c)
May 23, 2005	$ 30,000		100,000		$ 400,000
The property is subject to a 2.5% net smelter royalty (‘NSR’) from the proceeds of production from the property. The Company may reduce the 2.5% NSR to a 1.5% NSR at any time by paying $1 million.

On May 12, 2003, the Company entered into an option and joint venture agreement with Bayswater Ventures Corp. (“Bayswater”), a company related by virtue of a common director, whereby the Company has granted to Bayswater an option to acquire 95% of the Company’s interest in the South Quinn Lake Property (the “Property”). Bayswater may earn its interest in the Property in consideration and through direct or indirect assumption of all of the Company’s remaining obligations to South Coast pursuant to the May 24, 2002 option agreement, as follows:

a)   Bayswater must pay to South Coast the following amounts which remain payable:

i.   $15,000 on or before May 23, 2003 (paid);
ii.   an additional $20,000 on or before May 23, 2004 (paid); and
iii.   an additional $30,000 on or before May 23, 2005;

b)   Bayswater must incur an aggregate of $344,029 of work expenditures on the Property (the Company has incurred an aggregate of $55,971 of the required $400,000 of work expenditures on the Property) on or before May 23, 2005, of which Bayswater must incur at least $75,000 of expenditures on or before August 31, 2004; and

c)   The Company remains responsible for the delivery of the Company share payments to South Coast pursuant to the May 24, 2002 option agreement, and in lieu thereof Bayswater must pay to the Company the market price equivalent (as of the date of each delivery) of the following shares of the Company:
  75,000 shares on or before May 23, 2003 (issued);
  75,000 shares on or before May 23, 2004 (Bayswater transferred 75,000 shares of the Company to South Coast on behalf of the Company in lieu of the Company making the payment directly); and
  100,000 shares on or before May 23 ,2005.

d)   At any time during the 12 months following Bayswater’s exercise of the Option, the Company willl have the right, exercisable upon at least 30 days prior written notice, to purchase from Bayswater an additional 20% interest in the Property (to hold a 25% working interest therein), through the payment to Bayswater of an amount equal to 30% of the actual or deemed amounts of the Option Price paid hereunder and any subsequent amounts paid as expenditures on the Property, to the date of the notice.

Cape Ray

On August 15, 2002, the Company entered into an option agreement with South Coast to acquire a 100% interest in the Cape Ray property. The Cape Ray property consists of 46 mineral claims located in southwest Newfoundland.

In order to earn the 100% interest, the Company is required to pay a total of $420,000, to issue common shares with a total value of $580,000, to incur exploration expenditures of $1,900,000, and to carry out a feasibility study. The cash payments, share payments and expenditures are required to be made as follows:

5.   Unproven Mineral Property Claims (cont’d)

	Cash		Share		Exploration
Payments to be made on or before	Payments		Payments		Expenditures

Upon signing	$ 5,000	(paid)
September 13, 2002	$ 10,000	(paid)	$ 30,000	(issued)
March 13, 2003	$ 25,000	(paid)	$ 50,000	(issued)	$ 50,000	(paid)
December 31, 2003	$ 50,000	(paid)	$ 75,000	(issued)	$ 400,000	(paid)
December 31, 2004	$ 55,000		$ 75,000		$ 450,000
December 31, 2005	$ 125,000		$ 150,000		$ 500,000
December 31, 2006	$ 150,000		$ 200,000		$ 500,000
The Company has the option of making cash payments, in lieu of share payments, if the Company’s common shares are trading at a price of less than $0.50 per share. The outstanding share payments are based on the average closing price of the Company’s common shares over the prior calendar year.

The Company has also agreed to pay South Coast an NSR from the proceeds of production from the property. The amount of the NSR is based on the price of gold and calculated as follows:

NSR   gold price/ounce
1%   up to and including $350 U.S./oz
2%   from $351 U.S./oz up to and including $400 U.S./oz
3%   from $401 U.S./oz up to and including $450 U.S./oz
4%   above $450 U.S./oz

Upon completion of a positive feasibility study, the Company will pay South Coast a bonus of $250,000.

San Diego

On May 18, 2004, the Company entered into an option agreement with Noranda Exploration Mexico, S.A. de C.V. (“Noranda”) to acquire a 50% interest in a porphyry copper prospect in Michoacan State, Mexico situated roughly 200 km west-southwest of Mexico City and roughly 70 km south of Morelia, the state capital. The property is 82 square kilometers and is known as the San Diego Property.

The Company has the option to earn a 50% interest in the property by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

In order to maintain the option in good standing, the Company is required to incur the following expenditures:
  in the amount of at least CDN$1,000,000 on or before May 31, 2005, in the aggregate amount of at least CDN$3,000,000 on or before May 31, 2006 in the aggregate amount of at least CDN$6,000,000 on or before May 31, 2007 in the aggregate amount of at least CDN$10,000,000 on or before May 31, 2008 in the aggregate amount of at least CDN$15,000,000 on or before May 31, 2009

The Company has committed to Noranda to incur at least CDN$1,000,000 of expenditures on or before May 31, 2005. As at July 31, 2004, advances for exploration contain $119,792 for future exploration expenditures on the property.

Exploration will be carried out by Noranda, under the direction of a Management Committee comprised of two representatives from each of the Company and Noranda. During the option period, Noranda is entitled to charge an administrative and overhead charge of 10% of direct project costs.

5.   Unproven Mineral Property Claims (cont’d)

As long as Noranda has at least a 30% interest in the property, Noranda is entitled to designate the facilities at which all ore produced from the property will be concentrated, smelted and refined, at market rates.

Provided Noranda has at least 30% interest in the San Diego Property, Noranda has the right to earn an additional 15% interest in the property by carrying out a Commercial Feasibility Study prepared in conjunction with a recognized international mining engineering construction firm. Should either party’s interest fall below 10%, that interest will be converted to a 1% net smelter return royalty, purchasable at the discretion of the other party for $2,000,000.

Subsequent to the exercise of the option, the Company and Noranda both have a right of first refusal to purchase all or any part of the other party’s interest in the property.

6.   Share Capital

a)   The Company completed the following private placements:

i)    On May 21, 2004, the Company issued 2,018,070 common shares at $0.35 per share for gross proceeds of $706,325. Along with the common shares, the Company issued 2,018,070 warrants entitling the holder to purchase one additional common share at a price of $0.35 per share until May 10, 2006. Of the 2,018,070 common shares and 2,018,070 warrants issued, 336,785 were flow-through common shares and 336,785 were flow-through warrants exercisable into flow-through common shares. For income tax purposes, the subscription funds of $117,875 relating to the flow-through common shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. The Company paid $20,498 in finders’ fees.

ii)   On January 10, 2003, the Company issued 256,756 flow-through common shares at a price of $0.37 per share totaling $95,000. Along with the common shares, the company issued 256,756 flow-through share purchase warrants entitling the holder to purchase one additional common share at $0.50 per share expiring on January 10, 2005. For income tax purposes, the subscription funds of $95,000 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

iii)   On October 15, 2002, the Company issued 200,000 common shares at a price of $0.30 per share totaling $60,000. Along with the common shares, the company issued 200,000 share purchase warrants entitling the holder to purchase one additional common share at $0.40 per share expiring on October 15, 2004.

b)   On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. (“ORCH”), a company whose shares were admitted to trading on the Alternative Investment Market (“AIM”) of the London Stock Exchange on February 28, 2003, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the “Units”) at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the “Note”) in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the “Conversion Shares”), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

6.   Share Capital (cont’d)

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376.

c)   As at July 31, 2004, warrants exercisable and outstanding are as follows:

	Exercise
Expiry Date	Price	Number

October 15, 2004	$0.40	200,000
January 10, 2005	$0.50	256,756
September 8, 2005	$0.45	2,000,000
May 10, 2006	$0.35	2,018,070

		4,474,826

7.   Stock Options

a)   Stock Options Outstanding

The Company has one fixed stock option plan (“The 2003 Stock Option Plan”). Under The 2003 Stock Option Plan, the Company may grant options to directors, officers, employees, dependent contractors or consultants. The number of options outstanding at any time may not be more than 4,008,840.The exercise price associated with each grant of options is determined by the Company and is subject to the policies of the TSX Venture Exchange. The maximum term of each option’s life is 5 years. As long as the Company is not classified as a Tier 1 issuer on the TSX Venture Exchange, the options will vest as follows: one third on the award date, one third 12 months after the award date and one third 24 months after the award date. A summary of the Company’s stock options as at July 31, 2004 and changes during the year then ended is as follows:

7.   Stock Options (cont’d)

			Weighted-
		Weighted-	average
	Number of	average	remaining
	Shares	exercise price	life (years)

Balance at July 31, 2001	175,000	$0.75	1.57
Cancelled	(100,000)	0.78
Expired	(10,000)	0.75

Balance at July 31, 2002	65,000	$0.71	0.42
Cancelled	(65,000)	0.71
Granted	680,000	0.36
Exercised	(60,000)	0.35

Balance at July 31, 2003	620,000	$0.37	1.01
Cancelled	(175,000)	0.40
Granted	3,310,000	0.36

Balance at July 31, 2004	3,755,000	$0.36	1.44

As at July 31, 2004, stock options exercisable and outstanding are as follows:

	Exercise	Options	Options
Expiry Date	Price	Outstanding	Exercisable

August 6, 2004	$0.35	405,000	405,000
August 21, 2004	$0.40	40,000	40,000
March 4, 2006	$0.35	2,810,000	936,667
July 1, 2006	$0.40	500,000	166,667

		3,755,000	1,548,334

b)   Stock-Based Compensation

	Number of	Fair Value Amount

	Options	Unvested	Vested

Balance at July 31, 2003	620,000	$ -	$ -
Options cancelled	(175,000)	-	-
Options granted	3,310,000	479,033	-
Options vested	-	(273,278)	273,278

Balance at July 31, 2004	3,755,000	$ 205,755	$ 273,278

The Company uses the fair value based method of accounting for all stock-based awards. The stock compensation cost was calculated by using Black-Scholes assuming no dividends were paid, one third vesting on the day of grant, one third vesting twelve months from the day of grant and one third vesting twenty four months from the day of grant, a weighted average volatility of the Company’s share price of 102%, a weighted average annual risk free interest rate of 2.46% and an expected life of 1.5 years.

7.   Stock Options (cont’d)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

During the year ended July 31, 2003, the Company used the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when exercise price is below the market price of the stock on the date of grant. During the year ended July 31, 2003, the Company granted a total of 680,000 stock options to employees and the exercise prices equaled the market prices on the dates of grant. If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the Company would have incurred $156,450 of stock compensation cost, calculated using Black-Scholes assuming no dividends are to be paid, vesting occurring on the date of grant, a weighted average volatility of the Company’s share price of 127% and a weighted average annual risk free interest rate of 3.11%.

8.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to/from related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the year:

	2004	2003	2002

Furniture & equipment	$ 4,069	$ -	$ -
Accounting services	$ -	$ -	$ 18,000
Consulting fees	$ -	$ -	$ 29,800
Directors fees	$ 2,000	$ -	$ -
Management fees	$ 68,072	$ -	$ 15,000
Promotion	$ -	$ 16,000	$ -
Rent	$ 6,087	$ -	$ 2,600
Exploration expenditures (Technical services)	$ 65,561	$ -	$ -
Accounts receivable (settled by receipt of 335,000 common
shares from a company related by a common officer)	$ -	$ (33,500)	$ 33,500
South Quinn Lake Property - option reimbursement	$ -	$ 18,750	$ -
9.   Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, advances for exploration and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

10.   Income Taxes

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:

	2004	2003	2002

Canadian basic statutory tax rate	36.4%	38.5%	42.6%

Potential income tax recovery based on reported loss	$ 353,073	$ 256,346	$ 63,142
Unrecognized tax losses	(116,700)	(117,979)	(51,338)
Temporary differences not recognized during the year	(4,846)	(2,250)	(357)
Permanent and other differences	(231,527)	(136,117)	(11,447)

	$ -	$ -	$ -

The Company has accumulated non-capital losses of approximately $1,500,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2012. Also, the Company has approximately $10,000 of capital losses and $7,000,000 of Canadian and foreign resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets and liabilities are as follows:

	2004	2003

Future income tax assets
Tax value of resource properties in excess of book value	$ 2,570,484	$ 2,762,891
Non-capital losses carried forward	549,286	486,748
Capital losses carried forward	1,876	1,982
Tax value of property, plant and equipment in excess of book value	9,473	3,643
Valuation allowance for future income tax assets	(3,131,119)	(3,255,264)

Future income tax assets	$ -	$ -

Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has a 100% valuation allowance against its potential future income tax assets.

11.   Subsequent Event

Subsequent to July 31, 2004, the Company extended the expiry date of 385,000 options for two years to August 6, 2006 and 40,000 options for two years to August 21, 2006.

12.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements have been prepared in accordance with GAAP in Canada which differs in some respects from GAAP in the United States of America. The material differences between Canadian and United States of America GAAP, in respect of these financial statements, are as follows:

a)   Under United States GAAP, all unproven mineral acquisition and exploration property expenditures are expensed in the year incurred in an exploration stage company.

12.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

b)   During the year ended July 31, 2004, the Company adopted the fair value based method of accounting under the Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, with prospective application, effective August 1, 2003, as permissible under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Fair value accounting for stock-based compensation was also adopted by the Company under Canadian GAAP effective August 1, 2003, which substantially harmonizes Canadian GAAP with US GAAP for the year ended July 31, 2004.

The pro-forma effect of stock options granted using the same model and assumptions as in note 7 as required by SFAS No. 123 is as follows:

	2003	2002

Loss for the year as per US GAAP	$ (827,912)	$ (157,060)
Additional compensation cost	(156,450)	-

Pro-forma loss for the year as per US GAAP	$ (984,362)	$ (157,060)

Pro-forma basic and diluted loss per share per US GAAP	$ (0.13)	$ (0.04)

As of July 1, 2000, Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised. As a result, any increase in the market price over the reduced exercise price of the stock options must be recognized as compensation cost. During the years ended July 31, 2004, 2003 and 2002, the Company has not modified any stock option awards.

c)   SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities and no trading securities. The Company’s marketable securities are classified as available-for-sale investments and recorded at the lower of cost or market value for Canadian GAAP purposes. Such investments are not actively traded on short-term differences in price, and for US GAAP purposes, must have holding gains or losses reported as a component of comprehensive income.

SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Therefore, under US GAAP, the Company must report the unrealized holding gains on the marketable securities of $21,050 for 2002 as a component of other comprehensive income and exclude said amounts from earnings. There were no other comprehensive items.

d)   Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital. Under Canadian GAAP, once the qualifying expenditures are made, the carrying values of both the unproven mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate. As the Company’s effective tax rate is 0% for 2004, 2003 and 2002, no adjustment would be required.

In March, 2004, the Canadian Institute of Chartered Accountants (“CICA”) released EIC – 146 “Flow-Through Shares”, which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors and the resulting draw down of such future income tax liability be recorded as a credit to income. The entries are recorded when the exploration expenditures are renounced to the investors. EIC – 146 is effective for all flow-through share transactions initiated after March 19, 2004.

12.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue. Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows. Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

United States GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-though share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under United States GAAP.

The effect of the adjustments that would have been made under United States GAAP related to the flow-through shares issued by the Company would be to increase share capital by $33,378 and to increase deficit by $33,378 resulting in no effect on shareholders’ equity.

e)   In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS 143 has not had a material affect on its position or results of operations.

f)   In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 141, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required. As required by SFAS No. 144, the Company adopted this new statement on August 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company’s financial position, results of operations or cash flows.

g)   In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 146 ("SFAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement has not impacted the Company's financial statements.

h)   In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, that addresses the consolidation of variable interest entities. In December 2003, the FASB issued a revised Interpretation “FIN 46R.” Under the revised Interpretation, an entity deemed to be a business, based on certain specified criteria, need not be evaluated to determine if it is a Variable Interest Entity. The Company must apply the provisions to variable interests in entities created before August 1, 2002. Adoption of FIN 46 and FIN 46R did not have an impact on the Company’s financial condition, results of operations or cash flows.

12.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

i)   In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 ("SFAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company’s operating results or financial condition.

j)   On April 22, 2003, the FASB announced its decision to require all companies to expense the fair value of employee stock options. Companies will be required to measure the cost according to the fair value of the options. Although the new guidelines have not yet been released, it is expected that they will be finalized soon and be effective in 2004. When final rules are announced, the Company will assess the impact to its financial statements.

k)   In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-2”). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued proposed FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets. The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004. The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material effect on the Company’s results of operations, financial position or disclosures.

In March 2004, the EITF issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004.

12.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

		Canadian
July 31, 2004	Reference	GAAP	Adjustments	US GAAP

ASSETS
Current assets
Cash and cash equivalents	d	$ 337,120	$ (96,262)	$ 240,858
Restricted flow-through funds	d	-	96,262	96,262
Short term investments		1,780,981	-	1,780,981
Amounts receivable		12,221	-	12,221
Advances for exploration		129,792	-	129,792
Prepaid expenses		8,631	-	8,631
Property, plant & equipment		18,961	-	18,961
Unproven mineral properties	a	270,082	(270,082)	-

		$ 2,557,788	$ (270,082)	$ 2,287,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$ 38,247	$ -	$ 38,247
Shareholders' equity
Share capital		14,874,442	33,378	14,907,820
Stock options		273,278	-	273,278
Deficit	a	(12,628,179)	(303,460)	(12,931,639)

		$ 2,557,788	$ (270,082)	$ 2,287,706

		Canadian
July 31, 2003	Reference	GAAP	Adjustments	US GAAP

ASSETS
Current assets
Cash and cash equivalents		$ 43,501	$ -	$ 43,501
Amounts receivable		18,064	-	18,064
Advances for exploration		4,010	-	4,010
Property, plant & equipment		7,859	-	7,859
Unproven mineral properties	a	137,540	(137,540)	-

		$ 210,974	$ (137,540)	$ 73,434

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$ 67,049	$ -	$ 67,049
Loans payable		8,300	-	8,300
Shareholders' equity
Share capital		11,794,888	33,378	11,828,266
Deficit	a	(11,659,263)	(170,918)	(11,830,181)

		$ 210,974	$ (137,540)	$ 73,434

12.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

July 31	Reference	2004	2003	2002

Loss for the year - Canadian GAAP		$ (968,916)	$ (665,834)	$ (148,220)
Unproven mineral property expenditures	a	(132,542)	(128,700)	(8,840)
Share capital discount on issuance of flow-through shares	d	-	(33,378)	-

Loss for the year - US GAAP		$ (1,101,458)	$ (827,912)	$ (157,060)

Basic and diluted loss per share - US GAAP		$ (0.06)	$ (0.11)	$ (0.04)

Other comprehensive income - Canadian GAAP		$ -	$ -	$ -
Unrealized holding gain on available-for-sale investments	c	-	-	21,050

Other comprehensive income - US GAAP		$ -	$ -	$ 21,050

July 31	Reference	2004	2003	2002

Share capital - Canadian GAAP		$ 14,874,442	$ 11,794,888	$ 11,337,138
Cumulative share capital discount on issuance
of flow-through shares	d	33,378	33,378	-

Share capital - US GAAP		$ 14,907,820	$ 11,828,266	$ 11,337,138

Deficit - Canadian GAAP		$ (12,628,179)	$ (11,659,263)	$ (10,993,429)
Cumulative write-down of unproven mineral properties	a	(270,082)	(137,540)	(8,840)
Cumulative share capital discount on issuance
of flow-through shares	d	(33,378)	(33,378)	-

Deficit - US GAAP		$ (12,931,639)	$ (11,830,181)	$ (11,002,269)

Accumulated other comprehensive income - Canadian GAAP		$ -	$ -	$ -
Unrealized holding gain on available-for-sale investments		-	-	21,050

Accumulated other comprehensive income - US GAAP		$ -	$ -	$ 21,050

	2004	2003	2002

Cash provided by (used for) operating activities as per Canadian GAAP	$ (867,457)	$ (604,191)	$ (162,947)
Unproven mineral property acquisition costs	(57,542)	(26,350)	(6,440)

Cash provided by (used for) operating activities as per US GAAP	$ (924,999)	$ (630,541)	$ (169,387)

Cash provided by (used for) investing activities as per Canadian GAAP	$ (1,835,178)	$ (8,492)	$ 11,408
Unproven mineral property acquisition costs	57,542	26,350	6,440

Cash provided by (used for) investing activities as per US GAAP	$ (1,777,636)	$ 17,858	$ 17,848

TERRA NOVA GOLD CORP.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2004	2003	2002

Cape Ray Property, Canada
Drilling	$ 199,394	$ 166,148	$ -
Geochemistry	12,996	1,185	-
Geology	3,025	87,242	-
Geophysics	32,597	13,942	-
Government grants	(115,735)	(77,897)	-
Technical services	54,742	-	-

	187,019	190,620	-

South Quinn Lake Property, Canada
Geology	500	44,843	-
Geophysics	-	1,000	-

	500	45,843	-

San Diego Property, Mexico
Geochemistry	8,331	-	-
Geology	23,568	-	-
Geophysics	40,664	-	-
Other	8,561	-	-
Property maintenance	5,504	-	-
Technical services	10,819	-	-

	97,447	-	-

	$ 284,966	$ 236,463	$ -